SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +6[redacted]
Fax : +6[redacted]
Email :
Website

7 November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

/Announcement/Submission to SEC/MP/at

MASNET No. 2 OF 03.11.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel to launch IP Centrex service

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 03Nov03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 03/11/2003 to the SGX

SEC File No: 82-3622

SingTel

News Release

SingTel to launch IP Centrex service

An outsourced solution that enables companies to save costs on intra-office communications

Singapore, 3 November 2003 -- Singapore Telecommunications Limited (SingTel) announced today that it would spend $20 million over the next three years to provide i-PhoneNet, an intelligent IP Centrex service delivered over SingTel's managed data network. The service will be available by the first quarter of next year.

IP Centrex is a new technology that allows companies to merge their intra-office voice and data communications into a single network and outsource it entirely to a service provider like SingTel.

Unlike the traditional telephone systems such as PBXs, Key Telephone Systems (KTS) or existing Centrex services that offer only voice communications, SingTel's i-PhoneNet offers a suite of IP applications such as remote presentation of files and retrieval of phone messages via a web portal. Normal telephone functions such as retrieval of directory information, dialling, call transfers and forwarding can be controlled through the web portal using the user's PC.

i-PhoneNet offers a total outsourced solution for large enterprises and SMEs who are looking to upgrade their telephone systems. SingTel will install and configure the service and is responsible for the day-to-day operations and maintenance. SingTel will provide network monitoring to ensure network reliability and security.

Customers can choose to upgrade or keep their existing analogue telephone sets and enjoy all the IP features. Existing PhoneNet users can migrate to i-PhoneNet and keep their existing telephone numbers without incurring additional cost.

"i-PhoneNet is part of SingTel's plan to expand its suite of IP services to meet the diverse communications needs of our customers," said Ms Lian Bee Leng, SingTel's Vice President of Corporate Products. "We expect the IP Centrex market to grow significantly over the next few years. i-PhoneNet is a powerful, modular platform that allows SingTel to deploy new intra-office communications as our customers' needs evolve. For example, when 3G is available, i-PhoneNet can be enhanced to support remote access by 3G mobile phone users."

SEC File No: 82-3622

SingTel

Key features of i-PhoneNet

Web portal

One of the key features of i-PhoneNet is the web portal. A company's internal directory comprising all its employees' profiles and contact details in MS Outlook or Lotus Notes can be integrated with the i-PhoneNet's web portal. To make a call, the user simply clicks on the name listed on the web portal. No more manual dialling of phone numbers.

Call forwarding

Simple call control functions such as call transfer or call forwarding can also be activated or deactivated using the web portal. This is hassle free compared to the traditional Centrex service or PBX which uses complex '*' codes.

Voice messages

Besides phone retrieval of voice messages, users can retrieve voice messages via email even when they are away from the office with i-PhoneNet.

Remote Access

i-PhoneNet allows teleworkers or road warriors to access their office lines when they are working from their homes or anywhere in the world. This feature enables a telephone line in a remote location to assume the identity and profile of the user's office number. All external calls made on the remote line will be billed to his office and the office number will be displayed on the recipient's caller ID screen.

Remote presentation of files

An integrated data conferencing feature enables users to share MS Word, Excel or PowerPoint files with third parties without having to subscribe to another telecommunications service. This will support distance learning and product presentations to be made to staff at remote locations.

SingTel

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

SEC File No: 82-3622

MASNET No. 12 OF 03.11.2003
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base exceeds 40 million

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 3Nov03.pdf

Submitted by Lim Li Ching (Ms), Company Secretary on 03/11/2003 to the SGX

SEC File No: 82-3622

SingTel

News Release

SingTel's regional mobile subscriber base exceeds 40 million

Year-on-year growth of 41 per cent

Singapore, 3 November 2003 – Singapore Telecommunications Limited (SingTel), Asia Pacific's largest multi-market mobile operator, today announced that its aggregate mobile subscriber base in the region hit 40.8 million on 30 September 2003.

This represents a 41 per cent year-on-year increase in the total number of mobile subscribers of SingTel, SingTel Optus and SingTel's four regional associates, compared to the base of 28.9 million customers a year before. On a proportionate basis, SingTel's mobile subscriber base in the six markets increased 34 per cent to 16.1 million as at 30 September 2003[1].

SingTel's mobile associates in the region – Advanced Info Service, Bharti Group, Globe Telecom and Telkomsel – expanded their total subscriber base by 49 per cent from a year ago to 34.2 million as at 30 September 2003.

The combined strength of the six companies' total subscriber base has enabled them to derive synergy and savings from a number of areas, including discounts from bulk purchases of SIM cards and handsets, as well as from joint negotiation for infrastructure and other network expenditure. During the financial year ended 31 March 2003, the grouping enjoyed combined savings of US$55 million, up from US$20 million the previous year.

SingTel's wholly-owned subsidiary Optus continued to enjoy strong growth despite intense competition in the Australian mobile market. For the first time, Optus crossed the five million mark to register 5.07 million mobile customers as at 30 September 2003, an increase of 17 per cent from last year. Optus has about 34 per cent of the Australian mobile market.

In the Singapore market, subscription-free Mobile Number Portability (MNP) was mandated by the industry regulator in August this year. Mr Lucas Chow, CEO of SingTel Mobile, said that this development had little impact on SingTel. "The company's range of price plans, which come with features such as free incoming calls, extra bundled talktime and calls to a home number from just one cent a minute, means that our customers do not need to look elsewhere."

SEC File No: 82-3622

[1] Based on a 29.1 per cent stake in Globe. SingTel's equity interest in Globe will rise to 42.7 per cent upon the completion of recently announced transactions arising from the offer of DeTeAsia GmbH to sell its stake in Globe.

SingTel

"Compared to July 2003, the number of SingTel's postpaid subscribers rose in August and again in September despite market concerns about the impact of MNP. In fact, SingTel recorded its lowest postpaid churn rates ever with 1.1 per cent for the month of August and a similarly impressive 1.2 per cent churn in September," Mr Chow added.

More details on the market and financial performance of the six mobile operations will be available when SingTel announces its results for the quarter ended 30 September 2003 on 6 November 2003.

At a glance

	Aggregate Subscriber Base (million)		**YOY change***	**SingTel's Proportionate Subscriber Base (million)**		**YOY change***
	Sept 03	**Sept 02**		**Sept 03**	**Sept 02**	
Optus	5.07	4.34	16.9%	5.07	4.34	16.9%
SingTel	1.52	1.51	0.2%	1.52	1.51	0.2%
SingTel's regional associates	34.20	23.0	48.7%	9.47	6.18	53.2%
Total	**40.79**	**28.85**	**41.4%**	**16.06**	**12.03**	**33.5%**

* Rounding off of subscriber base numbers may result in slightly different percentage change numbers.

About SingTel and Optus

SingTel, Asia's leading communications company, is reaping benefits of an international expansion strategy which has been successfully developed over the last 15 years. Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. The Group is well diversified in terms of business mix and geography.

SingTel Optus is Australia's leading integrated communications company - serving around six million customers each day. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market and leads the market in mobile data take-up.

SEC File No: 82-3622

SingTel

Management of SingTel's and Optus' mobile networks has been integrated under one unit with the objective of reducing capital expenditure in the short term and achieving lower operating cost in the long term. Mobile services common to both SingTel and Optus will have the same platform across both countries, resulting in better economies of scale and lower operations and maintenance costs. The combined unit will also jointly develop new mobile applications, including 3G.

More information can be found @ www.singtel.com and www.optus.com.au.

About SingTel's regional mobile associates

AIS is the largest mobile communications operator in Thailand and is listed on the Stock Exchange of Thailand. The company's subscriber base jumped to 12.2 million as at end June 2003 from 7.8 million a year ago. Despite the keen competitive environment following the entry of new cellular operators, AIS remained the market leader with about 60% market share as at end June 2003. SingTel has a 21.5% stake in AIS.

The Bharti Group is India's leading private sector provider of integrated telecommunications services and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange of Mumbai. Bharti, which offers mobile services in 15 out of 22 circles in India, is the largest mobile operator in India with over 25% market share. As at 30 June 2003, Bharti had about 3.75 million mobile subscribers. SingTel has a 28.5% stake in Bharti.

Globe Telecom is one of the largest mobile communications service provider in the Philippines in terms of revenue and is listed on the Philippine Stock Exchange. For the quarter ended 30 June 2003, SingTel's share of profit from Globe (before exceptionals) grew 24% year on year to S$31 million, sustained by strong growth in subscribers and improved operational efficiencies. As at 30 June 2003, Globe had 7.3 million mobile subscribers, up from 5.4 million a year ago. SingTel has a 29.1% stake in Globe.

Telkomsel is the leading operator of mobile communications services in Indonesia with a market share of over 50 per cent as of June 2003. Its subscriber base of 7.7 million customers as at June 2003 was up 84% from 4.2 million a year ago. SingTel has a 35.0% stake in Telkomsel.

SEC File No: 82-3622

MASNET No. 1 OF 06.11.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003 - NEWS RELEASE

Attached is the news release on the Singapore Telecommunications Limited Group's results for the second quarter and half year ended 30 September 2003.

news release.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/11/2003 to the SGX

SEC File No: 82-3622

MASNET No. 16 OF 06.11.2003
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	03/11/2003
Date of change of interest:	03/11/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	70,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held before the transaction: **% of issued share capital:**	54,760
No. of shares held after the transaction: **% of issued share capital:**	124,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	54,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	124,760
Total shares:	1,540	124,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/11/2003 to the SGX

SingTel

News Release

The SingTel Group's results for the second quarter and half year ended 30 September 2003

Strong performance continues, double digit revenue and profit growth
Group raises dividend payout ratio to between 40% and 50%

Singapore & Sydney, 6 November 2003 – Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the second quarter and half year ended 30 September 2003.

Highlights

	Quarter		YOY	Half Year		YOY
	Sep 2003 (S$ m)	Sep 2002 (S$ m)	Change	Sep 2003 (S$ m)	Sep 2002 (S$ m)	Change
Operating revenue	2,849	2,462	15.7%	5,810	4,924	18.0%
Operational EBITDA	1,040	924	12.6%	2,074	1,850	12.1%
Share of associates' ordinary earnings	321	181	77.9%	635	320	98.5%
EBITDA	1,426	1,396	2.1%	2,834	2,568	10.4%
Net profit (pre-goodwill)	636	577	10.2%	1,996	1,111	79.7%
Net profit	473	415	13.9%	1,670	792	110.9%

Group

The SingTel Group's results for the quarter ended 30 September 2003 showed strong growth in underlying earnings. The appreciation of the Australian Dollar against the Singapore Dollar also helped performance. Group revenue increased by 16 per cent to S$2.85 billion. Operational EBITDA rose 13 per cent to S$1.04 billion.

The regional mobile associates[1] continued to perform very well. SingTel's proportionate share of these companies' EBITDA rose 55 per cent to S$340 million. Overseas operations contributed 63 per cent of the Group's proportionate EBITDA. In terms of revenue, 73 per cent was from outside Singapore.

The Group's net profit after tax rose 14 per cent to S$473 million. Excluding goodwill, net profit rose 10 per cent to S$636 million. Double digit earnings growth was achieved despite an exceptional gain of S$228 million recorded in the September 2002 quarter from the disposal by Belgacom of its investment in BEN Nederland.

[1] Advanced Info Service (AIS), Bharti Group, Globe Telecom and Telkomsel.

SingTel

The results for the half year ended 30 September 2003 show operational trends broadly in line with those for the quarter. Net profit (pre-goodwill) for the six months rose 80 per cent to S$2.0 billion. This included exceptional gains from the SingPost and Yellow Pages divestments in the first quarter. Excluding exceptional items in both periods, net profit (pre-goodwill) increased by 24 per cent to S$1.31 billion.

Mr Lee Hsien Yang, SingTel President & CEO, said: "These results reflect the continued strong financial performance of the Group, with the Singapore business continuing to generate robust cash flow and SingTel Optus delivering further operating improvements. Our regional mobile associates are also growing rapidly, in terms of profits and dividends.

"The Group has executed its strategy successfully and has met its commitments to investors. In recognition of our success in growing free cash flow and reducing leverage, we intend to adjust our dividend policy to reflect this."

SingTel

Despite difficult market conditions, the Singapore business maintained its operational EBITDA margin at 51 per cent.

Data and Internet revenue for this quarter was S$279 million, comparable to the preceding two quarters although a 6.2 per cent decline year-on-year. Demand for broadband services remained robust. Compared to the last corresponding quarter, the number of ADSL lines more than doubled to 219,000 and broadband revenue increased 126 per cent to S$56 million.

For **mobile communications** services, monthly postpaid churn fell to an all time low of 1.2 per cent despite the introduction of free mobile number retention in August 2003. Subscriber acquisition cost fell sharply to S$130 this quarter, from S$212 in the preceding quarter.

Mobile revenue was S$206 million for the quarter, an increase of 2.5 per cent from the preceding quarter and a dip of 2.1 per cent year on year. Compared to July 2003, the number of SingTel's postpaid subscribers rose in August and again in September.

In the **international telephone** market, outgoing international and transit traffic was stable. However, lower collection and inpayment rates contributed to revenue decreasing 16 per cent to S$194 million.

SingTel's share of this market is 77 per cent, a significant achievement given that the Singapore market has been fully liberalised for more than three years. International telephone services in Singapore today account for just 7 per cent of Group revenues.

Revenue from **IT and engineering** services increased 5.6 per cent to S$124 million. This included contributions from IPACS which was acquired in October 2002. Excluding IPACS, the increase would have been 2.9 per cent.

SingTel's total revenue for the quarter was S$1.0 billion. Excluding the postal and directories operations in the last corresponding quarter, this was a decline of 7.1 per cent.

SingTel

Tight management of costs enabled SingTel to maintain its operational EBITDA margin. SingTel's **operating expenses** for the quarter amounted to S$504 million.

Excluding SingPost and Yellow Pages in the last corresponding quarter, operating expenses declined 2.8 per cent. Staff costs edged up 1.6 per cent, including a modest expense for SingTel's performance share plans.

Traffic expenses fell 15 per cent due partly to a 12 per cent decline in the average outpayment rate. Higher interconnect costs were driven by higher SMS traffic, which increased 17 per cent.

Selling and administrative expenses increased 1.6 per cent with the introduction of inter-company charging between SingTel and SingPost. Excluding payments to SingPost for postage and counter services, selling and admin costs were stable.

SingTel's free cash flow[2] during the quarter grew strongly to S$418 million from S$111 million in the last corresponding quarter. With the completion of the C2C cable network, SingTel's capital expenditure during the quarter fell sharply to S$85 million, and this brought the cash capex-to-operating revenue ratio down to 8 per cent from 16 per cent.

SingTel Optus

Optus continued its strong record of improved performance in the first half with significant gains in net profit, increasing market share and improved margins. This quarter was characterised by strong double digit revenue growth and EBITDA growth across all business divisions.

Net profit after tax for the second quarter was A$90 million, a substantial turnaround compared to last year. This takes Optus' net profit for the first half to A$190 million – a turnaround of A$266 million on the first half last year.

Revenue in the quarter was up 18 per cent to A$1.57 billion with operational EBITDA growing 43 per cent to A$459 million (excluding C1).

"At the half way mark, Optus is in a strong position," Optus Chief Executive, Mr Chris Anderson said.

"These results reflect consistent performance over 18 months and this is the seventh successive quarter of double digit revenue growth for Optus. We have sustained our revenue momentum. We are growing at a significantly greater rate than the market and our cash flow continues to improve.

"Operational EBITDA margins continued their improving trend, reaching 29 per cent compared to 24 per cent for the same quarter last year. This was driven by improving margins across the business. It shows that Optus is on track for the important 30 per cent margin target set," Mr Anderson said.

Optus continued to deliver very strong cash flow growth. It delivered A$231 million of cash flow before borrowings in the second quarter – more than four times the same quarter last year. Operating cash grew by 67 per cent to A$459 million.

[2] Cash flow from operating activities less cash capex.

SingTel

Capex was A$157 million or 10 per cent of revenues. Optus expects to spend more on capex in the second half on projects such as mobile coverage expansion.

Optus Mobile continues to deliver profitable growth and is delivering strong operating margins. Its total revenues were up 21 per cent to A$843 million, with service revenues up 19 per cent for the quarter. Mobile maintained its operational EBITDA margin of 38 per cent. Total customer numbers grew by 17 per cent to more than five million.

The results reflect mobile's successful focus on higher value customers and reductions in unit subscriber acquisition and retention costs.

Consumer and Multimedia (CMM) has delivered positive cash flow for three consecutive quarters – establishing a sustainable trend. It has generated a positive cash flow of A$39 million for the half year – six months earlier than management had previously predicted.

In achieving a position of sustainable positive cashflow, CMM has executed a remarkable turnaround. As recently as FY 2002, CMM's funding requirement exceeded A$400 million. The division's focus on broadband and bundling has delivered strong top line revenue growth of 24 per cent to A$376 million.

The total number of Internet customers increased by 27 per cent compared to the same quarter last year. Broadband Internet customers increased by 62 per cent. Total Internet customers now stand at 646,000.

CMM's major drivers of margin improvement have been customer growth, bundling and cost base reduction including lower subscription television costs.

Optus Business and Wholesale achieved a key milestone, launching the C1 satellite during the half year. Overall revenues for the two divisions rose 5.4 per cent to A$362 million this quarter. Combined EBITDA margins increased by four percentage points to 25 per cent (excluding C1) with continued focus on costs delivering this result.

Optus Business saw underlying revenue growth of 4.4 per cent with corporate voice revenue increasing by 16 per cent. Domestic data and IP revenues grew ahead of market growth but international data remained challenging, with the market characterised by sharp price decline.

Optus Wholesale saw a 7.6 per cent increase in revenue. This is an excellent result given tough conditions in the wholesale market.

Associated companies

The Group's share of pre-tax profits (before exceptionals) from its associates rose 78 per cent to S$321 million. This was driven by a 49 per cent increase in the subscriber base of the four regional mobile associates to 34.2 million. Including Optus and SingTel, the Group's regional mobile base was 40.8 million, Asia's largest outside of China and Japan.

Among the associates, the three largest contributors to the Group's earnings were Telkomsel, Belgacom and AIS. There were also positive contributions from Globe, Bharti, SingPost and PT Bukaka.

Telkomsel increased the Group's share of pre-tax profit by 75 per cent to S$118 million. Profit growth was spurred on by a strong operating performance as its mobile subscriber base went up by 76 per cent to 8.8 million.

SingTel

Higher revenues, lower operating expenses and a stronger Euro were the main factors in the 48 per cent rise in contribution from **Belgacom**, amounting to S$89 million for the quarter.

Contributions from **AIS** rose 87 per cent to S$68 million on the back of a 20 per cent increase in revenue. Operating expenses were also well controlled. AIS's subscriber base increased 30 per cent to 12.7 million.

During the quarter, dividends received from associates rose sharply. Ordinary dividends increased four times to S$171 million and there was also a special dividend of S$110 million from SingPost.

SingTel has had a consistent track record of making profitable investments. As it moved its strategic focus to Asia in the second half of the 1990s, the Group divested a number of major non-core assets. This resulted in substantial gains on disposals amounting to some S$950 million. Exceptional gains of S$705 million have also been recorded this half year from the disposal of the postal and directories businesses.

Similarly, investments in its regional mobile associates have also been a success. The three listed companies – AIS, Bharti and Globe – have market values that are on average 80 per cent higher than SingTel's cost of entry. Non-listed Telkomsel had first half profits of approximately S$230 million, proving an annualised return of 24 per cent on SingTel's investment of S$1.9 billion.

Financial position

The Group's free cash flow for the quarter at S$763 million was 3.5 times that for the last corresponding quarter. This reflected improved cash flow at Optus and higher dividends from associates.

Net debt was reduced to S$8.1 billion as at 30 September 2003, even after the payment of the FY 2003 final dividend (S$765 million), purchases of short term investments (S$274 million) and net interest expense (S$109 million). Net debt gearing was 32 per cent. Net debt was 1.4 times EBITDA and EBITDA interest cover increased to 14 times from the preceding quarter.

Dividend policy

The Group is committed to maintaining its strong investment grade credit ratings. The current dividend policy is to target a dividend payout ratio of 30 per cent to 45 per cent of net profit after tax and before goodwill.

Effective immediately, SingTel is increasing its payout ratio target range to between 40 per cent and 50 per cent of net profit after tax and before goodwill and exceptionals. If exceptional items result in significant cash flow, the Board will review alternative capital management strategies including a special dividend or share buyback program as appropriate.

Refinement of strategic focus

In recent years, the strategic focus of the Group has been on execution and maximising the value of its existing businesses and its regional franchise. This has included reviewing

SingTel

opportunities to increase shareholdings in existing associates. Consistent with this approach, Optus has been successfully integrated and the shareholding in Globe has been increased.

Stronger free cash flow and disposals of non-core assets have allowed the Group to reduce leverage to within target levels. SingTel now has the flexibility to adopt a more generous dividend policy and – on a selective basis – to consider new investments. The geographic focus will remain in Asia, and on strategic investments where SingTel can add value by taking an active role in management, and which can be funded from internal cash flow generation.

Outlook

The Group expects consolidated revenue and operational EBITDA to increase for the full year. There is no change to its medium term objective of growing earnings at double digit levels. The outlook for the Group's operations outside of Singapore continues to be positive.

In Singapore, SingTel expects to generate free cash flow exceeding S$1.5 billion for the year. This includes S$135 million of dividends from SingPost in the second quarter, and a further S$90 million special dividend expected from SingPost in the December 2003 quarter.

In Australia, Optus has a goal of increasing operational EBITDA margins to 30 per cent, although margins may fluctuate from quarter to quarter due to seasonal impacts. Due to strong revenue growth and margin expansion, Optus has increased its guidance for operational EBITDA growth for the year to approximately 30 per cent.

Optus has also increased its guidance for free cash flow before interest expense to approximately A$800 million, consistent with its expectations of higher operational EBITDA growth. It expects to be significantly net cash positive for the year as a whole.

The profit contribution from the ordinary operations of associates should continue its trend of strong underlying growth, with an increase in the contribution by regional mobile associates of at least 50 per cent for the full year. This includes the impact of an increased holding in Globe.

Please refer to the Management Discussion and Analysis document for a full commentary on the Group's results as well as on the outlook for the current financial year.

SEC File No: 82-3622

MASNET No. 2 OF 06.11.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003 - MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the second quarter and half year ended 30 September 2003 for Singapore Telecommunications Limited and its subsidiary companies.

MDA.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/11/2003 to the SGX

SEC File No: 82-3622

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF
UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SEC File No: 82-3622

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003

- Operating revenue increased by 16%. Excluding postal and directory advertising revenues, the operating revenue increased by a stronger 21%.

- Turnaround in Optus continued with Optus recording a net profit of S$103 million, compared to a net loss of S$33 million in the corresponding quarter last year.

- Strong performance from the associates with share of ordinary results of associates up 78% to S$321 million.

- Net profit after tax increased 14% to S$473 million, in line with double digit earnings growth guidance.

- The Group generated strong free cash flow[1] of S$763 million, with S$418 million from SingTel and S$345 million (A$302 million) from Optus.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2003

- Excluding postal and directory advertising revenues, the operating revenue increased by 23%.

- Operational EBITDA up 12%.

- Net profit after tax more than doubled to a record S$1.67 billion after including one time gains of S$545 million from disposal of 69% equity interest in SingPost and S$160 million from disposal of Yellow Pages directory assets and businesses.

- Free cash flow grew strongly, doubling to S$1.5 billion.

[1] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I: GROUP

	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Operating revenue	2,849	2,462	15.7	5,810	4,924	18.0
Operational EBITDA	1,040	924	12.6	2,074	1,850	12.1
Operational EBITDA margin	*36.5%*	*37.5%*		*35.7%*	*37.6%*	
- excluding C1 Defence contract	*36.9%*	*37.5%*		*36.9%*	*37.6%*	
Share of associates' earnings	301	388	-22.3	592	549	7.8
- ordinary operations	321	181	77.9	635	320	98.5
- exceptional items	(20)	207	nm	(43)	230	nm
EBITDA	1,426	1,396	2.1	2,834	2,568	10.4
Exceptional (losses)/ gains	(22)	(38)	-41.3	681	(75)	nm
Net profit	473	415	13.9	1,670	792	110.9
Net profit (before goodwill)	636	577	10.2	1,996	1,111	79.7
Net profit (before goodwill and exceptionals)	658	615	7.1	1,315	1,063	23.7
Earnings per share						
- before goodwill	3.57	3.24	10.2	11.19	6.23	79.6
- after goodwill	2.65	2.33	13.7	9.37	4.44	111.0

	As at 30 Sep 2003	As at 30 Jun 2003	As at 31 Mar 2003
Total assets	33,912	34,938	33,671
Shareholders' funds	16,870	17,171	15,470
Net debt [(1)]	8,076	8,215	9,563
Net debt gearing ratio [(2)]	*32.2%*	*32.2%*	*38.0%*
Net debt to EBITDA	*1.4X*	*1.4X*	*1.9X*
Interest cover:			
- *EBITDA/net interest expense* [(3)]	*14.1X*	*12.9X*	*10.1X*

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net interest refers to interest expense less interest income.

SEC File No: 82-3622

SECTION I: GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Second Quarter And Half Year Ended 30 Sep 2003

	Quarter 30 Sep					Half Year 30 Sep		
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Operating revenue	**1,003**	**1,847**	**2,849**	**2,462**	**15.7**	**5,810**	**4,924**	**18.0**
Operating expenses	(504)	(1,326)	(1,830)	(1,557)	17.5	(3,773)	(3,096)	21.9
	499	521	1,020	905	12.6	2,036	1,828	11.4
Other income	8	12	21	19	9.5	38	23	66.8
Operational EBITDA	**507**	**533**	**1,040**	**924**	**12.6**	**2,074**	**1,850**	**12.1**
EBITDA margin	***50.6%***	***28.9%***	***36.5%***	***37.5%***		***35.7%***	***37.6%***	
EBITDA margin (ex-C1)	***50.6%***	***29.3%***	***36.9%***	***37.5%***		***36.9%***	***37.6%***	
Compensation from IDA	84	-	84	84	-	169	169	-
Share of results of associates								
- ordinary operations	323	(2)	321	181	77.9	635	320	98.5
- exceptional items	(20)	-	(20)	207	nm	(43)	230	nm
	303	(2)	301	388	-22.3	592	549	7.8
EBITDA	**894**	**532**	**1,426**	**1,396**	**2.1**	**2,834**	**2,568**	**10.4**
Amortisation of goodwill	(163)	(1)	(163)	(162)	0.9	(325)	(319)	2.1
Depreciation & other amortisation	(162)	(287)	(449)	(421)	6.6	(891)	(844)	5.6
EBIT	**570**	**244**	**814**	**813**	**0.1**	**1,618**	**1,406**	**15.1**
Net finance expense								
- net interest expense	(51)	(41)	(92)	(131)	-29.7	(201)	(260)	(22.7)
- intercompany interest	19	(19)	-	-	-	-	-	-
- other finance income/ (loss)	*	*	(1)	(31)	-98.4	16	(22)	nm
	(33)	(60)	(93)	(162)	-42.8	(185)	(282)	-34.2
Profit before EI	**537**	**185**	**721**	**651**	**10.8**	**1,433**	**1,124**	**27.5**
Exceptional items ("EI")	4	(27)	(22)	(38)	-41.3	681	(75)	nm
Profit before tax	**541**	**158**	**699**	**613**	**14.0**	**2,114**	**1,049**	**101.6**
Tax (expense)/ credit								
- ordinary operations	(178)	(55)	(232)	(198)	17.5	(462)	(395)	17.2
- exceptional tax credit	-	-	-	-	-	-	123	nm
	(178)	(55)	(232)	(198)	17.5	(462)	(272)	70.2
Profit after tax	**364**	**103**	**467**	**416**	**12.3**	**1,651**	**777**	**112.6**
Minority interests	6	-	6	(1)	nm	19	15	25.3
Net profit	**370**	**103**	**473**	**415**	**13.9**	**1,670**	**792**	**110.9**
Net profit	**370**	**103**	**473**	**415**	**13.9**	**1,670**	**792**	**110.9**
Exclude amortisation of goodwill	163	1	163	162	0.9	325	319	2.1
Exclude exceptional items	(4)	27	22	38	-41.3	(681)	75	nm
Exclude exceptional tax credit	-	-	-	-	-	-	(123)	nm
Adjusted net profit	**528**	**131**	**658**	**615**	**7.1**	**1,315**	**1,063**	**23.7**

Note:
(1) Numbers in all tables may not exactly add due to rounding.

SEC File No: 82-3622

SECTION I: GROUP

DISPOSAL OF ASSETS

Singapore Post ("SingPost"), a wholly owned subsidiary of SingTel as at 31 March 2003, was equity accounted for as an associate with effect from 1 April 2003 following the reduction of SingTel's equity interest to 31% after the initial public offering of SingPost's shares. As at 30 June 2003, SingTel Yellow Pages Pte Ltd (now renamed "SingTel Interactive Pte Ltd"), a wholly owned subsidiary of SingTel, had sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

REVIEW OF GROUP OPERATING PERFORMANCE

The Group's operating revenue for the quarter rose 16% to S$2.85 billion. Excluding postal and directory services revenues, operating revenue increased by a stronger 21%.

Optus' revenue recorded an impressive increase of 44% in Singapore dollar terms (20% in Australian dollar terms). SingTel recorded a 7.1% decline in underlying operating revenue due to continued weakness in the International Data and International Telephone segments.

Operational EBITDA increased by 13% to S$1.04 billion. Operational EBITDA margin in this quarter was slightly lower at 36.5% (2Q FY2003: 37.5%) due to a higher contribution mix from Optus which had an improved though lower EBITDA margin of 29% compared to SingTel. Compared to the preceding quarter, the margin was stable at 36.9% after excluding the C1 Defence contract.

The Group's share of ordinary results of associates rose 78% to S$321 million. In the corresponding quarter last year, the share of exceptional items of associates was boosted by a one time gain of S$228 million from Belgacom's disposal of its investment in BEN Nederland. Consequently, overall contributions from associates fell 22% to S$301 million, accounting for 42% (2Q FY2003: 60%) of the Group's profit before exceptional items and tax.

Group EBITDA grew 2.1% to S$1.43 billion, with Optus accounting for 37% of the Group EBITDA compared to 23% a year ago.

On a proportionate basis, operations outside Singapore accounted for 73% of the Group's enlarged revenue and 63% of the enlarged EBITDA during the quarter.

With higher investment gains and lower interest expense, net finance expense fell 43% to S$93 million.

The Group's attributable profit after tax increased 14% to S$473 million.

For the current quarter, free cash flow totalled S$763 million, with S$418 million from SingTel and S$345 million (A$302 million) from Optus.

SECTION I: GROUP

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The IPO of SingPost was completed in May 2003 and SingTel's equity holding was reduced to 31%. Accordingly, the results of Singapore Post have been equity accounted effective 1 April 2003. This guidance takes into account the impact of the Singapore Post IPO and the disposal of the Yellow Pages directory assets and businesses from 1 July 2003.

More than 70% of proportionate revenues and more than 60% of proportionate EBITDA of the Group were from outside Singapore in the second quarter. The outlook for the Group's operations outside of Singapore continues to be positive.

After contracting by 4.1% in the June 2003 quarter, the Singapore economy is estimated to have grown by 1% in the September 2003 quarter. This reflects the recovery in the global economies and Asia post Sars. The Singapore Government's forecast for 2003 GDP is 0% to 1% and private sector economists are forecasting around 5% growth for 2004. SingTel's guidance assumes no material deterioration in this economic outlook and therefore no negative impact on its domestic business.

Singapore

At the time of the first quarter results in August 2003, SingTel expected revenue for the remaining nine months of the financial year (excluding SingPost and Yellow Pages) for the domestic business to be roughly in line with the comparable period in the previous financial year. SingTel will strive to meet this objective – despite the weakness in the second quarter.

SingTel will continue to optimise its costs structure and aims to maintain operational EBITDA margins at around 50% for the year as a whole.

SingTel will monitor the economic outlook and business demands and adjust capital expenditure plans accordingly. The capex to revenue ratio will remain in the low to mid teens. In the year ending 31 March 2004, SingTel plans to invest in new satellite capacity and the rollout of a 3G mobile network in Singapore, totalling approximately S$150 million.

SingTel expects to generate free cash flow exceeding S$1.5 billion for the year ending 31 March 2004. This includes S$25 million of ordinary dividends and the S$110 million special dividend paid by SingPost in the second quarter, and a further S$90 million special dividend expected from SingPost in the December quarter.

Australia

Optus targets to maintain its track record of market share growth by growing at a faster rate than the Australian telecommunications sector as a whole. First half revenue growth was strong at 17%, excluding the C1 Defence contract. Revenue growth in the second half is expected to moderate. For the year as a whole, Optus aims to deliver double digit growth in operating revenue.

Optus has a goal of increasing operational EBITDA margins to 30%, although margins may fluctuate from quarter to quarter due to seasonal impacts. Due to strong revenue growth and margin expansion, Optus has increased its guidance for operational EBITDA growth for the year to approximately 30%.

SECTION I: GROUP

Capital expenditure on an accrual basis in the first half was A$268 million. Optus expects second half levels will be higher reflecting mobile coverage expansion and Southern Cross capacity purchases. For the year as a whole, Optus will continue to control capital expenditure within A$1 billion consistent with capex to revenue targets in the mid to high teens.

Optus has increased its guidance for free cash flow before interest expense to approximately A$800 million consistent with its expectations of higher operational EBITDA growth. Optus also expects to be significantly net cash positive for the year as a whole.

Associates

The profit contribution from associates' ordinary operations should continue its trend of strong underlying growth, with an increase in the contribution by regional mobile associates of at least 50% for the year as a whole. This includes the impact of an increased holding in Globe Telecom. Preparations for the Belgacom IPO are expected to result in a one-off charge in the December quarter which will be partly mitigated by gains from the planned share buyback by Belgacom (refer to Section IV for more information).

The proportion of Group earnings contributed by associates (excluding exceptional items) is expected to continue to grow in the medium term.

Group

The Group expects consolidated revenue and operational EBITDA to increase.

The Group's medium term objective is to grow earnings at double digit levels. Its ability to grow at these levels for the financial year ending 31 March 2004 depends on economic developments in Singapore, Australia and the region.

Strategic focus

In recent years, the strategic focus of the Group has been on execution and maximising the value of existing businesses and its regional franchise. This has included reviewing opportunities to increase shareholdings in existing associates. Consistent with this approach, Optus has been successfully integrated and the shareholding in Globe Telecom has increased.

Stronger free cash flows and disposals of non-core assets have allowed the Group to reduce leverage to comfortable levels. SingTel now has the flexibility to adopt a more generous dividend policy and – on a selective basis – to consider new investments.

The Group has a track record of making successful acquisitions and investments. The geographic focus will remain in Asia, and on strategic investments where SingTel can add value by taking an active role in management, and which can be funded from internal cash flow generation.

SECTION I: GROUP

Credit profile and dividend policy

The Group is committed to maintaining its strong investment grade credit ratings with the following credit metrics – a net debt to EBITDA ratio of 1.5 to 2.0 times, and an EBITDA to net interest cover ratio of 8 to 10 times.

The current dividend policy is to target a dividend payout ratio of 30% to 45% of net profit after tax and before goodwill.

Effective immediately, SingTel is increasing its payout ratio target range to 40% to 50% of net profit after tax and before goodwill and exceptionals. If exceptional items result in significant cash flow, the Board will review alternative capital management strategies including a special dividend or share buyback program as appropriate.

GROUP OPERATING REVENUE

	Quarter					Half Year		
	30 Sep					30 Sep		
	2003	2003	2003	2002	YOY	2003	2002	YOY
	SingTel	Optus	Group	Group	Chge	Group	Group	Chge
By Products And Services	S$ m	S$ m	S$ m	S$ m	%	S$ m	S$ m	%
Mobile communications	206	865	1,071	827	29.6	2,083	1,640	27.0
National telephone	141	478	618	464	33.3	1,191	922	29.2
Data and Internet	279	217	496	477	4.1	982	956	2.7
International telephone	194	83	278	293	-5.4	535	620	-13.7
IT and engineering services	124	20	144	133	7.9	294	259	13.9
C1 Defence contract	-	40	40	-	nm	290	-	nm
Sale of equipment	22	94	116	74	57.0	243	121	99.8
Cable television	-	43	43	37	18.1	85	75	13.7
Paging & aeronautical	21	-	21	28	-24.6	44	60	-26.0
Others [(1)]	14	8	22	26	-15.4	46	64	-28.5
	1,003	1,847	2,849	2,359	20.8	5,793	4,717	22.8
Directory advertising	-	-	-	19	nm	17	35	-52.5
Postal services	-	-	-	85	nm	-	172	nm
	1,003	1,847	2,849	2,462	15.7	5,810	4,924	18.0
Operating revenue			**2,849**	**2,462**	**15.7**	**5,810**	**4,924**	**18.0**
Associates' proportionate revenue [(2)]			1,076	879	22.4	2,107	1,674	25.8
Enlarged revenue			**3,925**	**3,341**	**17.5**	**7,916**	**6,598**	**20.0**

Notes:

(1) Comprises revenue from lease of satellite transponders (excludes C1 Defence Contract) and miscellaneous income.

(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

SECTION I: GROUP

Revenue Mix By Services	Quarter 30 Sep 2003 Mix	Quarter 30 Sep 2002 Mix	Half Year 30 Sep 2003 Mix	Half Year 30 Sep 2002 Mix
Mobile communications	38%	34%	36%	33%
National telephone	22%	19%	20%	19%
Data and Internet	17%	19%	17%	19%
International telephone	10%	12%	9%	13%
IT and engineering services	5%	5%	5%	5%
Others	8%	11%	12%	11%
	100%	100%	100%	100%

Revenue from Australia accounted for 65% of the Group's total operating revenue, compared to 52% a year ago due to a strengthening Australian dollar and strong revenue growth of 20% by Optus.

Mobile communications revenue continued to be the top revenue stream, contributing 38% of Group operating revenue from 34% a year ago. Data and International Telephone revenues each recorded declines of two percentage points in contributions with continued price erosion during the quarter.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 18% to S$3.93 billion, reflecting sustained strong performance at the major associates.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Sep 2003 SingTel S$ m	Quarter 30 Sep 2003 Optus S$ m	Quarter 30 Sep 2003 Group S$ m	Quarter 30 Sep 2002 Group S$ m	YOY Chge %	Half Year 30 Sep 2003 Group S$ m	Half Year 30 Sep 2002 Group S$ m	YOY Chge %
Selling & administrative	121	408	529	452	17.1	1,054	916	15.0
Traffic expenses	122	402	524	476	10.2	1,014	957	5.9
Staff costs	156	227	382	324	17.8	724	648	11.8
Cost of sales	82	258	339	245	38.7	859	456	88.6
Repairs & maintenance	29	43	71	74	-3.4	140	138	1.7
Others	(6)	(11)	(17)	(13)	26.5	(17)	(19)	-9.4
Total	**504**	**1,326**	**1,830**	**1,557**	**17.5**	**3,773**	**3,096**	**21.9**

As a percentage of operating revenue	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Half Year 30 Sep 2003	Half Year 30 Sep 2002
Selling & administrative	19%	18%	18%	19%
Traffic expenses	18%	19%	17%	19%
Staff costs	13%	13%	12%	13%
Cost of sales	12%	10%	15%	9%
Repairs & maintenance	3%	3%	2%	3%
Others	-1%	-1%	*	*
	64%	63%	65%	63%

** represents less than -0.5%*

SECTION I: GROUP

Operating expenses as a percentage of revenue increased marginally from 63% to 64% during the quarter.

SingTel's operating expenses declined 13%. However Optus' operating expenses increased 35% in Singapore dollar terms (13% in Australian dollar terms) mainly due to the stronger Australian dollar, higher staff costs and cost of sales.

Selling and administrative expenses increased 17% and is the Group's largest expense item, accounting for 19% of total operating revenue. The increase was mainly due to higher customer acquisition volumes in Australia reflected in Optus' revenue growth. Traffic expenses accounted for 18% (from 19%) of total operating revenue as international outpayment rates continued to decline. About 65% of the S$524 million in Traffic expenses were for interconnection in Australia. Cost of sales accounted for 12% (from 10%) of total operating revenue, the increase due mainly to the C1 satellite.

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Sep 2003 S$ m	**30 Jun 2003 S$ m**	**31 Mar 2003 S$ m**
Current assets (excluding cash)	2,845	2,808	2,618
Cash and bank balances	1,665	2,321	949
Non-current assets	29,402	29,809	30,103
Total assets	**33,912**	**34,938**	**33,671**
Current liabilities	5,158	5,085	4,719
Non-current liabilities	11,759	12,550	13,332
Total liabilities	**16,917**	**17,635**	**18,052**
Net assets	**16,995**	**17,303**	**15,619**
Share capital	2,674	2,674	2,674
Reserves	14,196	14,497	12,796
Share capital and reserves	**16,870**	**17,171**	**15,470**
Minority interests	125	132	149
	16,995	**17,303**	**15,619**

SECTION I: GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Sep 2003 S$ m	30 Jun 2003 S$ m	31 Mar 2003 S$ m
Gross debt:			
Current debt	1,146	1,201	768
Non-current debt	8,536	9,359	9,904
Gross debt as reported in balance sheet	**9,681**	**10,560**	**10,672**
Related net hedging liability/(asset) balance	60	(24)	(160)
	9,741	**10,536**	**10,512**
Less: cash and bank balances	(1,665)	(2,321)	(949)
Net debt	**8,076**	**8,215**	**9,563**
Gross debt gearing ratio (1)	*36.4%*	*37.8%*	*40.2%*
Net debt gearing ratio	*32.2%*	*32.2%*	*38.0%*

Note:
(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 30 September 2003 amounted to S$9.68 billion, S$879 million less than a quarter ago. The decrease arose from a buy back of S$485 million of the S$1 billion SingTel bond and repayment of S$309 million (A$270 million) in Optus bank loans and finance leases. The balance movement was due to exchange differences arising from foreign denominated debts as at 30 September 2003.

With payment of S$765 million for the FY 2003 final dividend and purchases of S$274 million in short term investments, cash and bank balances were reduced by S$656 million during the quarter. Net debt was reduced slightly by 1.7% to S$8.08 billion. Net debt gearing ratio emained unchanged from a quarter ago.

SECTION I: GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		
	2003	2002	2003 (1)	2003	2002	Chge
	S$ m	S$ m	S$ m	S$ m	S$ m	%
Net cash inflow/(outflow) from operating activities						
Profit before tax	699	613	1,415	2,114	1,049	101.6
Depreciation	439	412	431	870	829	4.9
Amortisation of goodwill	163	162	162	325	319	2.1
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(301)	(388)	(291)	(592)	(549)	7.8
Exceptional items	22	38	(703)	(681)	75	nm
Net interest expense	109	131	109	218	260	-16.3
Other non-cash items	(3)	70	(5)	(8)	43	nm
Non-cash items	344	341	(381)	(37)	809	nm
Operating cashflow before working capital changes	1,043	954	1,034	2,077	1,858	11.8
Changes in operating assets and liabilities	(95)	(210)	(119)	(214)	(21)	@
	948	744	915	1,863	1,837	1.4
Dividends received from associates	281	42	134	415	100	316.6
Tax paid	(200)	(230)	(18)	(218)	(244)	-10.9
	1,029	**556**	**1,031**	**2,060**	**1,692**	**21.7**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equip	(267)	(340)	(291)	(557)	(941)	-40.8
Net Investment in associates	-	(804)	(1)	(1)	(832)	-99.8
Net (purchase)/sale of short term investments	(274)	39	(5)	(279)	196	nm
Proceeds from disposal of long term investments	-	13	57	57	49	14.6
Proceeds from disposal of SingPost, net of cash disposed (3)	-	-	349	349	-	nm
Proceeds from disposal of directory business and assets	7	-	216	223	-	nm
Settlement of Dingo Blue legal suit	(27)	-	-	(27)	-	nm
Others *(proceeds on disposal of plant & equip etc)*	44	12	13	57	34	68.1
	(517)	**(1,093)**	**338**	**(179)**	**(1,494)**	**-88.0**
Net cash (outflow)/ inflow from financing activities						
Net (decrease)/ increase in borrowings	(794)	128	157	(637)	150	nm
Balance due pending settlement of bond buyback	502	-	-	502	-	nm
Premium paid on bond buyback	(17)	-	-	(17)	-	nm
Net interest paid on borrowings and swaps	(97)	(102)	(147)	(245)	(282)	-13.2
Dividends paid to SingTel shareholders	(765)	(765)	-	(765)	(765)	-
Others *(share issue, loans from MI repaid)*	2	-	(6)	(4)	-	nm
	(1,169)	**(739)**	**3**	**(1,165)**	**(896)**	**30.0**
Net (decrease)/ increase in cash & cash equivalents	**(656)**	**(1,276)**	**1,372**	**716**	**(698)**	**nm**
Group cash and cash equivalents at beginning	**2,321**	**2,307**	**949**	**949**	**1,729**	**-45.1**
Group cash and cash equivalents at end	**1,665**	**1,031**	**2,321**	**1,665**	**1,031**	**61.5**
Free cash flow (2)	**763**	**217**	**740**	**1,503**	**751**	**100.0**
Capital expenditure (accrual basis)						
SingTel	85	98	54	139	163	-14.7
Optus	188	126	118	306	261	17.1
Group	**273**	**224**	**172**	**444**	**424**	**4.9**
Cash capex to operating revenue	*9%*	*14%*	*10%*	*10%*	*19%*	

@ represents more than 500%

SEC File No: 82-3622.

SECTION I: GROUP

Notes:

(1) Certain June quarter numbers have been reclassified.
(2) Free cashflow refers to cashflow from operating activities less cash capex.
(3) Disposal of SingPost Group

The fair values of identifiable net assets of SingPost disposed (as of 1 April 2003 adjusted for the bond issue of S$300 million raised on 11 April 2003) were as follows:

	S$ million
As at 1 April 2003	
Property, plant and equipment	581
Non-current assets (excluding property, plant and equipment)	96
Cash	412
Current assets (excluding cash)	33
Current liabilities	(357)
Long term liabilities (including bank loan of S$120 million)	(150)
	615
Minority interest	(3)
	613
As at 11 April 2003	
Long term liability -Bond issue	(300)
	313
Percentage of interest disposed	69%
Net assets disposed	216
Gain on disposal	545
Gross proceeds	761
Less: Cash and cash equivalents in subsidiary disposed (including cash raised from bond issue of S$300 million)	(412)
Net cash inflow on disposal	349

For the quarter ended 30 September 2003, cash flow from operations (before dividends and tax) amounted to S$948 million, 27% higher than a year ago. Dividends received from associates totalled S$281 million, including S$135 million received from SingPost and S$77 million from Telkomsel. After taxes paid of S$200 million, the operating cash flow amounted to S$1.03 billion.

Net cash outflow in investing activities of S$517 million was accounted mainly by S$274 million paid for the purchase of short term investments and S$267 million incurred for capital expenditure.

Net cash outflow in financing activities of S$1.17 billion comprised mainly payment of S$765 million in final dividends and repayment of S$309 million in debt by Optus. While the Group's gross debt has been reduced further by S$485 million resulting from a bond buy back by SingTel as at 30 September 2003, the cash settlement was made only in October 2003.

Ending cash and cash balances stood at S$1.67 billion, with free cash flow remaining strong at S$763 million.

Please refer to Sections II and III for more information on cash flow.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003

- Impact of slow economic conditions continued. Excluding postal and directory advertising revenues, operating revenue down 7.1%.
- With stringent cost controls, operational EBITDA margin was maintained at over 50%.
- Earnings from associates, excluding exceptionals, up 91% to S$323 million.
- EBITDA fell 17% to S$894 million. Excluding associates' exceptionals, EBITDA increased 5.4%.
- Free cash flow of S$418 million was recorded.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2003

- Excluding postal and directory advertising revenues, operating revenue declined 6.5%.
- EBITDA fell 9.3% to S$1.80 billion. Excluding associates' exceptionals, EBITDA increased 5.0%.
- Net profit after tax of S$1.45 billion including exceptional gains of S$708 million arising mainly from disposal of postal and directory assets and businesses.
- Free cash flow of S$942 million recorded.

SECTION II: SINGTEL

	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Operating revenue	1,003	1,183	-15.2	2,048	2,379	-13.9
- excluding postal & directory advertising services [1]	1,003	1,079	-7.1	2,031	2,172	-6.5
Operational EBITDA	507	614	-17.3	1,042	1,262	-17.4
Operational EBITDA margin	*50.6%*	*51.9%*		*50.9%*	*53.1%*	
Share of associates' results	303	377	-19.6	590	555	6.4
-ordinary operations	323	169	90.5	633	325	94.6
-exceptional items	(20)	207	nm	(43)	230	nm
EBITDA	894	1,075	-16.8	1,801	1,986	-9.3
Exceptional gains/ (losses)	4	6	-27.9	708	(31)	nm
Net profit	369	448	-17.5	1,454	866	67.9
Net profit (before goodwill)	532	609	-12.6	1,778	1,184	50.2
Net profit (before goodwill and exceptionals)	528	603	-12.5	1,071	1,092	-2.0

Note:

(1) Exclude postal and directory advertising services for current and prior periods. For statutory reporting purposes, postal services ceased to be recorded with effect from 1 April 2003, and directory advertising services ceased to be recorded from 1 July 2003.

SECTION II: SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS
For The Second Quarter And Half Year Ended 30 September 2003

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2003 S$ m	2002 S$ m	Chge %	2003 S$ m	2002 S$ m	Chge %
Operating revenue	**1,003**	**1,183**	**-15.2**	**2,048**	**2,379**	**-13.9**
Operating expenses	(504)	(577)	-12.7	(1,019)	(1,131)	-9.9
	499	606	-17.7	1,028	1,248	-17.6
Other income	8	8	6.3	14	14	-2.8
Operational EBITDA	**507**	**614**	**-17.3**	**1,042**	**1,262**	**-17.4**
-EBITDA margin	***50.6%***	***51.9%***		***50.9%***	***53.1%***	
Compensation from IDA	84	84	-	169	169	-
Share of results of associates						
- ordinary operations	323	169	90.5	633	325	94.6
- exceptional items	(20)	207	nm	(43)	230	nm
	303	377	-19.6	590	555	6.4
EBITDA	**894**	**1,075**	**-16.8**	**1,801**	**1,986**	**-9.3**
Amortisation of goodwill	(163)	(161)	0.9	(324)	(318)	2.0
Depreciation & other amortisation	(162)	(190)	-14.7	(327)	(387)	-15.4
EBIT	**570**	**723**	**-21.3**	**1,149**	**1,281**	**-10.3**
Net finance expense						
- net interest expense	(33)	(72)	-54.8	(86)	(141)	-39.1
- other finance (loss)/ income	*	(31)	nm	16	(22)	nm
	(33)	(103)	-68.1	(70)	(163)	-57.1
Profit before EI	**537**	**620**	**-13.5**	**1,080**	**1,118**	**-3.5**
Exceptional items ("EI")	4	6	-27.9	708	(31)	nm
Profit before tax	**541**	**626**	**-13.6**	**1,787**	**1,087**	**64.4**
Taxation						
- ordinary results	(178)	(178)	-0.3	(352)	(359)	-1.9
- exceptional tax credit	-	-	-	-	123	nm
	(178)	(178)	-0.3	(352)	(236)	49.2
Profit after tax	**363**	**448**	**-18.9**	**1,435**	**851**	**68.7**
Minority interests	6	(1)	nm	19	15	25.3
Net profit	**369**	**448**	**-17.5**	**1,454**	**866**	**67.9**
Net profit	**369**	**448**	**-17.5**	**1,454**	**866**	**67.9**
Exclude amortisation of goodwill	163	161	0.9	324	318	2.0
Exclude exceptional items	(4)	(6)	-27.9	(708)	31	nm
Exclude exceptional tax credit	-	-	-	-	(123)	nm
Adjusted net profit	**528**	**603**	**-12.5**	**1,071**	**1,092**	**-2.0**

** denotes less than +/- S$500,000*

SEC File No: 82-3622

SECTION II: SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

Operating revenue declined 15% to S$1.0 billion. Excluding postal and directory advertising revenues, operating revenue decreased by 7.1%.

With increased competition and continued weak economic conditions, all service revenue streams recorded declines other than IT & Engineering revenue which grew 5.6%.

International Telephone revenue declined 16% with increased competition and further price and market share erosion. Data & Internet revenue fell 6.2% with slower growth in bandwidth demand and continued softness in pricing.

Despite a difficult domestic operating environment, SingTel managed to defend its margins with stringent cost management measures. On a comparable basis, the underlying expenses declined 2.8%, with operational EBITDA margin of 50.6% for the quarter.

Pre-tax contributions from the ordinary operations of SingTel's associates improved 91% from S$169 million to S$323 million due to increased contributions from the regional mobile associates and contributions from BSI and SingPost equity accounted from the March 2003 and June 2003 quarters respectively. The exceptional gains at the associate level of S$207 million recorded in the corresponding quarter last year relate mainly to gains from a sale of an investment recorded by Belgacom. Earnings from associates accounted for 56% (2Q FY2003: 61%) of SingTel's profit before tax and exceptional items.

SingTel continued to generate strong free cash flows totalling S$418 million for the quarter.

OPERATING REVENUE

SINGTEL	Quarter 30 Sep					Half Year 30 Sep				
	2003		2002		YOY	2003		2002		YOY
	S$ m	Mix %	S$ m	Mix %	Chge %	S$ m	Mix %	S$ m	Mix %	Chge %
Data and Internet	279	28	298	25	-6.2	561	27	604	25	-7.1
Mobile communications	206	21	211	18	-2.1	407	20	417	18	-2.5
International telephone	194	19	231	20	-15.9	395	19	481	20	-17.8
National telephone	141	14	148	12	-4.7	288	14	291	12	-1.1
IT and engineering	124	12	117	10	5.6	256	13	229	10	11.4
Sale of equipment	22	2	21	2	5.7	49	2	41	2	19.5
Paging and aeronautical	21	2	28	2	-24.6	44	2	60	3	-26.0
Others [1]	14	1	25	2	-43.8	30	2	48	2	-37.3
	1,003	100	1,079	91	-7.1	2,031	99	2,172	91	-6.5
Postal services	-	-	85	7	nm	-	-	172	7	nm
Directory advertising	-	-	19	2	nm	17	1	35	2	-52.5
Total	**1,003**	**100**	**1,183**	**100**	**-15.2**	**2,048**	**100**	**2,379**	**100**	**-13.9**

Note:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.

SEC File No: 82-3622

SECTION II: SINGTEL

With SingTel's exit from the postal and directory advertising businesses, Data & Internet services, the largest revenue stream, contributed 28% of total operating revenue compared to 25% a year ago. Mobile communications exceeded International Telephone to be the second highest revenue stream at 21%, up from 18% a year ago, as International Telephone revenue declined 16% during the quarter.

Mobile Communications

SINGTEL	Quarter 30 Sep 2003	Quarter 30 Sep 2002	YOY Chge %	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
Cellular service	206	211	-2.1	407	417	-2.5

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	398	411	409	398	411	-3.0
Postpaid	1,120	1,103	1,121	1,120	1,103	1.5
Total	**1,518**	**1,514**	**1,530**	**1,518**	**1,514**	**0.2**
MOUs per subscriber per month (2)						
Prepaid	48	52	49	48	52	-7.3
Postpaid	295	310	294	294	312	-5.6
Average revenue per subscriber per month (2) (S$ per month)						
Prepaid	18	16	15	16	16	1.9
Postpaid	70	72	67	69	73	-6.0
Blended	**56**	**57**	**53**	**55**	**58**	**-5.7**
Data services as % of ARPU (3)	***16%***	***13%***	***16%***	***16%***	***13%***	
Acquisition cost per subscriber	**130**	**151**	**212**	**178**	**144**	**23.6**
Postpaid churn per month	*1.2%*	*1.4%*	*1.5%*	*1.4%*	*1.5%*	
Singapore Mobile penetration rate (4)	***82%***	***75%***	***80%***	***82%***	***75%***	
Singapore mobile subscribers ('000s) (5)	***3,402***	***3,092***	***3,336***	***3,402***	***3,092***	***10.0***
Market share						
Prepaid	*43%*	*52%*	*46%*	*43%*	*52%*	
Postpaid	*45%*	*48%*	*46%*	*45%*	*48%*	
Overall	***45%***	***49%***	***46%***	***45%***	***49%***	

Notes:
(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.
(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.
(3) Includes revenue from SMS, *SEND, MMS and other data services.
(4) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.
(5) Source: IDA. Prior period figures based on previously published figures by IDA.

SECTION II: SINGTEL

Compared to the preceding quarter, Mobile Communications revenue rose 2.9% to S$206 million. Though the mobile subscriber base declined marginally, ARPU increased 5.7% following the recovery in roaming-related revenue as the effects of the Sars outbreak subsided.

On a year on year basis, Mobile Communications revenue recorded a small decline of 2.1% caused mainly by lower minutes of use as consumer spending remained weak. The number of subscribers, however, rose to 1.518 million as at 30 September 2003 from 1.514 million a year ago.

The postpaid churn rate has not been negatively impacted by the introduction of free mobile number retention this quarter. In fact, the average monthly churn rate dropped to a low of 1.2% with a successful customer retention programme. The average acquisition cost per subscriber also fell to S$130 from S$212 a quarter ago. During the quarter, SingTel also introduced new price plans and value added services, e.g. connecting ring tone personalisation and IDEAS e-library, to its range of offerings.

Mobile data services continued to grow steadily, contributing to 16% of cellular revenue from 13% a year ago. SMS usage increased by 17%. Usage of other data services such as GPRS and MMS also grew significantly by about 5 times, albeit from a low base.

Data and Internet

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Data services						
Local leased circuits	95	95	0.4	190	194	-1.8
International leased circuits	45	73	-38.6	99	153	-35.4
ISDN	16	16	-1.8	32	32	0.6
ATM	15	16	-1.3	31	31	0.3
Others	37	35	6.3	72	74	-3.0
	209	**235**	**-11.1**	**424**	**484**	**-12.3**
Internet related						
Broadband	56	25	126.1	101	46	119.8
Narrowband	27	35	-22.1	57	70	-18.1
SingTel Internet Exchange (STiX)	15	17	-14.0	30	32	-8.0
	98	**77**	**27.7**	**188**	**148**	**26.8**
Intercompany eliminations	(51)	(38)	33.4	(96)	(74)	29.0
	256	**274**	**-6.4**	**516**	**558**	**-7.4**
Capacity sales revenue (net of interco elimin)	**23**	**24**	**-3.3**	**45**	**47**	**-3.2**
Total	**279**	**298**	**-6.2**	**561**	**604**	**-7.1**

SEC File No: 82-3622

SECTION II: SINGTEL

Key Drivers - Internet related	Quarter			Half Year		YOY Chge
	30 Sep 2003	30 Sep 2002	30 Jun 2003	30 Sep 2003	30 Sep 2002	%
Number of broadband lines (000s) (1)	219	105	192	219	105	108.9
Singapore Broadband penetration rate (2)	9%	5%	7%	9%	5%	
Broadband market share (3)	*62%*	*54%*	*63%*	*62%*	*54%*	
Number of paying Internet dial-up customers (000s)	176	232	191	176	232	-24.2

Notes:
(1) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines.
(2) Total estimated ADSL and cable lines divided by total Singapore population.
(3) Broadband market share based on SingTel's estimates.

Compared to the same quarter last year, overall Data & Internet revenue declined by 6.2% but was stable compared to the preceding quarter.

Data services revenue fell 11% against the corresponding quarter last year and declined by a lower 3.0% against the preceding quarter.

Local leased circuit is the largest component, contributing 46% of total Data services revenue in the quarter compared to 40% a year ago. Revenue was stable compared to the same quarter last year and the preceding quarter.

International leased circuit revenue declined 39% on a year on year basis and 17% against the preceding quarter. Volume demand for bandwidth grew by a slower 37% during the quarter versus the growth of 45% recorded in the preceding quarter.

Internet revenue rose strongly by 28%. Against the preceding quarter, it increased by 9.2%. The demand for broadband services continued to be strong, with 219,000 broadband lines as at 30 September 2003, 27,000 higher than a quarter ago and more than double from a year ago. This establishes SingTel's ADSL network as the leader in the broadband market with an estimated share of 62% of all broadband users in Singapore. The increase was driven mainly by greater public awareness of the benefits of broadband and ADSL technology as well as compelling price plans. During the quarter, SingNet launched its 1,500K bandwidth-on-demand service. The service allows subscribers to access a 1,500 kbps connection purely on a usage basis i.e. with no fixed subscription charge.

As with prior quarters, the dial-up narrowband subscriber base continued to decline as customers migrated to broadband services. As at 30 September 2003, dial-up subscribers totalled 176,000, lower than the 191,000 subscribers a quarter ago.

Revenue from Internet Exchange services fell 14% due mainly to price pressures from intense competition.

SECTION II: SINGTEL

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network commissioned in January 2002. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$23 million, 3.3% lower than the same quarter last year.

Please refer to Appendix 3 for more information on C2C.

International Telephone

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
International (incl Malaysia) call revenue	150	177	-15.4	301	369	-18.4
Inpayments and net transit	44	54	-17.4	94	112	-15.7
Total	**194**	**231**	**-15.9**	**395**	**481**	**-17.8**

Key drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	**235**	**250**	**234**	**469**	**523**	**-10.5**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.481**	**0.558**	**0.496**	**0.489**	**0.551**	**-11.3**
Singapore total outgoing international and transit minutes (m mins) (2)	**736**	**729**	**723.1**	**1,459**	**1,444**	**1.1**
Market share (3)	***77%***	***83%***	***78%***	***77%***	***84%***	

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Source: IDA.
(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

International Telephone revenue declined 16% to S$194 million in this quarter. The fall was driven mainly by a 14% decline in average collection rates and a 17% drop in inpayments caused mainly by lower inpayment rates. International Telephone outgoing minutes fell 5.9% during the quarter as SingTel's market share fell to 77% from 83% a year ago.

For the current half year, the IDD 001 service registered a smaller contribution of 35% (from 38%) of total minutes sold whilst the lower cost *V019* service enjoyed a higher contribution of 28% (from 25%) of total minutes.

On a sequential quarter basis, International Telephone revenue fell by 3.4% with average collection rate falling 3.0%. International Telephone outgoing minutes, however, remained stable.

SECTION II: SINGTEL

National Telephone

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
DEL[(2)], interconnect, payphone etc	141	148	-4.7	288	291	-1.1

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
DEL working lines (000s)						
Residential	1,130	1,153	1,137	1,130	1,153	-2.1
Business	767	782	771	767	782	-2.0
Total	1,896	1,935	1,908	1,896	1,935	-2.0
Singapore DEL penetration rate [(3)]	*45.7%*	*47.0%*	*45.9%*	*45.7%*	*47.0%*	
Singapore DEL working lines ('000s) [(4)]	1,904	1,939	1,916	1,904	1,939	-1.8
DEL market share	*99.6%*	*99.8%*	*99.6%*	*99.6%*	*99.8%*	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.
(3) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.
(4) Source: IDA.

National Telephone revenue fell 4.7% during the quarter. Excluding the effect of an adjustment of S$7 million for unearned payphone revenue in respect of prior years during the last corresponding quarter, National Telephone revenue was stable year on year.

Compared to the preceding quarter, National Telephone revenue declined by 4.5% largely due to a fall in internet dial up traffic as usage levels normalised after the Sars outbreak. Fixed line voice traffic also fell as the number of lines declined by 12,000 during the quarter, a result of continued soft economic conditions.

IT and Engineering Services ("IT & E")

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
NCS and its subsidiary companies	121	117	2.9	241	229	5.1
IPACS [(1)]	3	-	nm	15	-	nm
	124	117	5.6	256	229	11.4

Note :
(1) IPACS was acquired and consolidated from 1 October 2002.

Revenue from IT&E services grew 5.6% to $124 million for the quarter. Excluding IPACS, IT&E services grew 2.9% during the quarter.

SECTION II: SINGTEL

The IPACS business in China continued to be affected by the aftermath of the Sars crisis in the second quarter. Despite the lifting of WHO travel restrictions in July, IPACS's revenue generation remained weak during the quarter. This was due to the long sales cycle for such contracts.

For the current half year, overall IT&E services continued to demonstrate resilience by registering an 11% growth despite lower industry growth rates and intense competition. Approximately 12% of the NCS group revenue for the half year is sourced outside of Singapore compared to 4% a year ago.

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Staff costs	156	174	-10.8	306	337	-9.2
Selling & administrative	121	134	-9.8	245	280	-12.5
Traffic expenses	122	158	-22.4	239	307	-21.9
Cost of sales	82	85	-4.1	184	166	10.5
Repairs & maintenance	29	35	-18.9	56	62	-10.6
Others (1)	(6)	(10)	-43.7	(10)	(21)	-50.2
Total	**504**	**577**	**-12.7**	**1,019**	**1,131**	**-9.9**
SingTel and subsidiary companies	498	513	-2.8	994	1,004	-0.9
IPACS	5	-	nm	16	-	nm
SingPost (2)	-	52	nm	-	106	nm
SingTel Interactive (2)	1	12	-94.9	9	22	-57.3
Total	**504**	**577**	**-12.7**	**1,019**	**1,131**	**-9.9**

Notes:

(1) Others include government grants and recoveries of costs.

(2) Based on after elimination of intercompany transactions.

As a percentage of operating revenue	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Half Year 30 Sep 2003	Half Year 30 Sep 2002
Staff costs	16%	15%	15%	14%
Selling & administrative	12%	11%	12%	12%
Traffic expenses	12%	13%	12%	13%
Cost of sales	8%	7%	9%	7%
Repairs & maintenance	3%	3%	3%	3%
Others	-1%	-1%	-1%	-1%
Total	**50%**	**49%**	**50%**	**48%**

SingTel's underlying operating expenses (i.e. excluding IPACS, postal and directories businesses) decreased by 2.8% or S$14 million in the current quarter.

SECTION II: SINGTEL

Staff Costs

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Gross staff costs	156	155	1.0	303	300	0.8
Capitalisation	(4)	(3)	41.4	(7)	(8)	-18.1
Performance shares cost	2	-	nm	4	-	nm
	154	152	1.6	300	292	2.7
IPACS	2	-	nm	3	-	nm
SingPost	-	19	nm	-	37	nm
SingTel Interactive	-	4	nm	4	8	-56.3
Total, net	**156**	**174**	**-10.8**	**306**	**337**	**-9.2**

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
SingTel average number of staff	10,390	13,184	10,822	10,606	13,170	-19.5
Revenue per staff (S$'000) [(1)]	96	90	97	193	181	6.9
As at end of period:						
Number of staff						
NCS Group						
IPACS	231	-	233	231	-	nm
Other NCS entities	2,600	2,344	2,634	2,600	2,344	10.9
	2,831	2,344	2,867	2,831	2,344	20.8
SingTel and subsidiary companies	7,532	8,161	7,592	7,532	8,161	-7.7
	10,363	10,505	10,459	10,363	10,505	-1.4
SingTel Interactive [(2)]	-	409	341	-	409	nm
SingPost	-	2,226	-	-	2,226	nm
SingTel	**10,363**	**13,140**	**10,800**	**10,363**	**13,140**	**-21.1**
Optus	8,741	8,550	8,603	8,741	8,550	2.2
Total Group	**19,104**	**21,690**	**19,403**	**19,104**	**21,690**	**-11.9**

Notes:

(1) Based on average staff numbers.

(2) The staff of SingTel Interactive Pte Ltd (formerly known as SingTel Yellow Pages Pte Ltd) was transferred to Yellow Pages (Singapore) Pte Ltd, the new entity which bought the directory assets and businesses of SingTel with effect from 1 July 2003.

As at 30 September 2003, SingTel's headcount (excluding employees in the postal and directories businesses) dropped by 1.4% year on year to 10,363.

In the preceding quarter, the SingTel Group had introduced a performance share plan known as the SingTel Executives' Performance Share Plan (the "Plan") to replace the share options scheme. The Plan aims to better align the interests of staff with the interests of shareholders and to attract and retain staff with the relevant skills.

SECTION II: SINGTEL

Under the Group's accounting policy, the cost of the Plan is to be amortised over the performance period from the grant date to the vesting date based on the estimated fair market value at which existing ordinary shares are purchased and on vesting performance assumptions although the shares will ultimately only vest upon attainment of certain performance hurdles. The cost charged and accrued to SingTel in the quarter under this accounting treatment was about S$2 million, bringing the total accrued to S$4 million for the current half year.

Selling & Administrative Expenses

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Selling & administrative expenses						
- SingTel and subsidiary companies	121	119	1.6	242	248	-2.2
- SingPost	-	13	nm	-	27	nm
- SingTel Interactive	1	3	-72.0	3	5	-48.1
	121	**134**	**-9.8**	**245**	**280**	**-12.5**

In the prior year, all inter-company charges with SingPost were eliminated when SingPost was consolidated on a line by line basis as a subsidiary. From this financial year, SingPost was equity accounted for as an associate, and postage and counter services charges paid to SingPost are charged directly to administrative expenses. Such expenses amounted to S$4 million for the current quarter and S$8 million for the half year ended 30 September 2003.

Excluding SingTel Interactive and the SingPost charges, the underlying selling & administrative expenses was stable in the quarter but decreased by a higher 5.6% for the half year. The decline was attributable to lower mobile acquisition and retention costs.

Traffic Expenses

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
International outpayments	67	83	-19.6	134	162	-17.4
Leases (1)	43	50	-14.5	80	96	-16.4
Interconnect	13	11	12.6	26	22	16.4
	122	144	-15.3	239	280	-14.4
SingPost	-	13	nm	-	27	nm
	122	**158**	**-22.4**	**239**	**307**	**-21.9**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

SEC File No: 82-3622

SECTION II: SINGTEL

Outpayment expense declined by 20% due to a fall in international outgoing traffic as well as a decrease of 12% in the average outpayment rate for the quarter. The higher interconnect cost was driven by higher SMS traffic.

Cost of Sales

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Cost of sales						
- NCS/ TEPL/ SingTel	80	74	7.1	170	146	16.5
- IPACS	2	-	nm	12	-	nm
	82	74	10.1	181	146	24.4
SingPost	-	6	nm	-	12	nm
SingTel Interactive	-	5	nm	3	8	-68.3
Total	**82**	**85**	**-4.1**	**184**	**166**	**10.5**

Pressure on margins caused Cost of sales to increase at a higher rate than revenue from IT services and Sale of equipment.

Repairs & Maintenance

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Repairs & maintenance						
- SingTel and subsidiaries	29	34	-16.6	56	60	-7.5
- SingPost	-	1	nm	-	2	nm
- SingTel Interactive	*	*	nm	*	1	nm
	29	**35**	**-18.9**	**56**	**62**	**-10.6**

** denotes less than S$500,000*

The improvement in repairs and maintenance expenses during the quarter was attributable to lower infrastructure charges and lower hardware and software maintenance costs.

SEC File No: 82-3622

SECTION II: SINGTEL

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Amortisation of goodwill						
- for acquisition of Optus	140	142	-1.8	279	284	-1.8
- for acquisition of associates and other subsidiaries	23	19	20.2	45	34	34.5
	163	**161**	**0.9**	**324**	**318**	**2.0**
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(131)	(133)	-1.7	(263)	(266)	-1.3
- C2C	(31)	(46)	-31.6	(63)	(98)	-35.5
- SingPost	-	(10)	nm	-	(20)	nm
- SingTel Interactive	-	(1)	nm	(1)	(3)	-56.0
	(162)	(190)	-14.6	(327)	(387)	-15.3
Other amortisation	*		nm	*	(1)	nm
	(162)	**(190)**	**-14.7**	**(327)**	**(387)**	**-15.4**
Depreciation as a percentage of operating revenue	*16%*	*16%*		*16%*	*16%*	

** denotes less than +/- S$500,000*

The increase in goodwill charge for the quarter resulted from the acquisition of IPACS on 1 October 2002.

The depreciation charge for C2C fell mainly from the follow on effect of the S$812 million (US$460 million) impairment charge for network assets made in the March 2003 quarter.

SECTION II: SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Net interest expense						
Interest expense	(67)	(79)	-15.6	(141)	(153)	-7.7
Writeback of interest expense	10	-	nm	10	-	nm
Interest income from third parties	5	6	-21.9	9	11	-24.8
	(51)	(73)	-29.2	(122)	(141)	-13.6
Interest income from Optus	19	*	nm	36	1	@
	(33)	**(72)**	**-54.8**	**(86)**	**(141)**	**-39.1**
Other finance income/ (expense)						
Net investment income/ (loss)						
- Writeback/ (provision) for diminution in value of short term investments	15	(27)	nm	20	(51)	nm
- Investment (loss) / gain(1)	(6)	(4)	56.4	(2)	6	nm
- Foreign exchange gain	7	*	nm	15	23	-37.5
	16	(31)	nm	32	(22)	nm
Premium on bond buy back	(17)	-	nm	(17)	-	nm
	*	(31)	nm	16	(22)	nm

@ represents more than 500%
** denotes less than +/- S$500,000*

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Excluding interest income from Optus (which is eliminated upon consolidation), net interest expense declined by 29%. This was mainly attributable to a write back of interest expense no longer required to be paid to a vendor.

In this quarter, SingTel also charged S$17 million as finance cost in respect of the buy back of S$485 million of its S$1 billion bonds from the market.

SECTION II: SINGTEL

Exceptional Items

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Gain on disposal of 69% equity interest in SingPost	-	-	-	545	-	nm
Gain on disposal of directory assets and businesses	5	-	nm	160	-	nm
Net gain on disposal of non-current investments (2)	-	1	nm	3	5	-29.8
Provision for diminution in value of non-current investments (2)	(1)	*	nm	(2)	(50)	-95.4
Recovery of investment in joint venture companies previously written off	-	2	nm	1	11	-87.3
Gain on disposal of business units of a subsidiary	-	3	nm	-	3	nm
Total	**4**	**6**	**-27.9**	**708**	**(31)**	**nm**

** represents less than +/- S$500,000*

Notes:
(1) *Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.*
(2) Non-current investments include associates and long term investments.

An additional S$5 million gain on the sale of the Yellow Pages directory assets and businesses was recognised in the quarter upon final price adjustment.

SEC File No: 82-3622

SECTION II: SINGTEL

Taxation

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Taxation						
Current and deferred taxes (a)	89	119	-24.8	178	229	-22.3
Adjustment for reduction in Singapore corporate tax rate for FY01/02 profits	-	-	-	-	(123)	nm
	89	119	-24.8	178	106	67.7
Share of taxes of associated and jv companies (b)	88	59	48.7	174	130	34.1
Total	**178**	**178**	**-0.3**	**352**	**236**	**49.2**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				*19.7%*	*21.7%*	
SingTel profits (ex-Optus and associates)						
Profit before tax				1,787	1,087	
Exclude compensation from IDA				(169)	(169)	
Exclude share of associates' profits				(590)	(555)	
Exclude amortisation of goodwill				324	318	
Exclude provision for diminution of short term investments				(20)	51	
Exclude exceptional items				(708)	31	
Exclude C2C losses which have no tax benefit				66	112	
Adjusted pre-tax profits (c)				691	875	
Effective tax rate (a)/ (c)				*25.7%*	*26.2%*	
Share of associates' profits						
Share of results from ordinary operations (d)				633	325	
Effective tax rate (b)/(d)				*27.5%*	*39.9%*	

The effective tax rate for the associates was 28%, lower than the 40% in the same quarter last year due to a higher contribution from Telkomsel which has a lower tax rate of 30% and lower effective tax rates from the other major associates.

Belgacom's corporate tax rate has been reduced from 40.17% to 33.99% since January 2003. Globe also reported a lower effective tax rate due to a three-year income tax holiday from its phase 8 telecommunication system expansion project.

SingTel's tax expense for the comparative half year ended 30 September 2002 included an exceptional tax credit of S$123 million from a reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002.

SECTION II: SINGTEL

MINORITY INTERESTS

SINGTEL	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Minority interests	6	(1)	nm	19	15	25.3

Compared to the preceding quarter, the loss attributable to minority interests was lower due to reduced C2C losses this quarter. In the same quarter last year, the gain attributable to minority interests arose mainly out of Belgacom's exceptional gain from a sale of investment.

SECTION II: SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		
	30 Sep 2003 S$ m	30 Sep 2002 S$ m	30 Jun 2003 (1) S$ m	30 Sep 2003 S$ m	30 Sep 2002 S$ m	YOY Chge %
Net cash inflow/(outflow) from operating activities						
Profit before tax	**541**	**626**	**1,246**	**1,787**	**1,087**	**64.4**
Depreciation	162	190	165	327	387	-15.3
Amortisation of goodwill	163	161	162	324	318	2.0
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(303)	(377)	(288)	(590)	(555)	6.4
Exceptional items	(4)	(6)	(703)	(708)	31	nm
Other non-cash items	35	136	37	73	170	-57.3
Non-cash items	(31)	20	(711)	(743)	182	nm
Operating cash flow before working capital changes	510	646	535	1,045	1,269	-17.7
Changes in operating assets and liabilities	(88)	(158)	(58)	(147)	9	nm
	421	**488**	**477**	**898**	**1,278**	**-29.7**
Dividends received from associates	281	42	134	415	100	316.6
Tax paid	(200)	(231)	(18)	(217)	(244)	-11.0
	503	**300**	**593**	**1,096**	**1,133**	**-3.3**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equip	(85)	(189)	(68)	(154)	(556)	-72.4
Investment in associates	-	(803)	(2)	(2)	(831)	-99.7
Net (purchase)/ sale of short term investments	(274)	39	(5)	(279)	196	nm
Proceeds from disposal of long term investments	-	10	57	57	49	14.6
Proceeds from disposal of subsidiary, net of cash dispose	-	-	349	349	-	nm
Proceeds from disposal of directory assets and business	7	-	216	223	-	nm
Others *(proceeds on disposal of non-current investments etc)*	43	(1)	10	53	32	63.2
	(310)	**(944)**	**556**	**246**	**(1,110)**	**nm**
Net cash (outflow)/ inflow from financing activities						
Net (decrease)/increase in interest bearing borrowings	(485)	178	300	(185)	222	nm
Outstanding settlement of bonds buyback	502	-	-	502	-	nm
Premium paid on bond buyback	(17)	-	-	(17)	-	nm
Net interest paid on borrowings and swaps	(42)	(45)	(100)	(142)	(152)	-6.4
Dividends paid	(765)	(765)	-	(765)	(765)	-
Others *(dividend to MI, loans from MI repaid)*	2	-	(6)	(4)	-	nm
	(804)	**(632)**	**194**	**(610)**	**(695)**	**-12.1**
Net (decrease)/increase in cash and cash equivalents	(611)	(1,276)	1,342	731	(671)	nm
Cash and cash equivalents at beginning	2,229	2,257	888	888	1,652	-46.3
Cash and cash equivalents at end	1,619	981	2,229	1,619	981	65.1
Free cash flow (2)	**418**	**111**	**524**	**942**	**577**	**63.4**
Capital expenditure - accrual basis	**85**	**98**	**54**	**139**	**163**	**-14.7**
Cash capex to operating revenue	*8%*	*16%*	*7%*	*8%*	*23%*	

SECTION II: SINGTEL

Notes:
(1) Certain June quarter numbers have been reclassified.
(2) Free cash flow refers to cashflow from operating activities less cash capex.

For the second quarter ended 30 September 2003, operating cash flow for SingTel (before dividend and tax) amounted to S$421 million, down 14% due to a reduction in operational EBITDA. Dividends from associates rose to S$281 million attributable to special and ordinary dividends received from SingPost of S$135 million and higher dividend receipts from Telkomsel and AIS (details are shown in Section IV).

Investing activities generated a net cash outflow of S$310 million for the quarter, with S$274 million spent on purchase of short term investments. The cash outflow for capital expenditure was S$85 million.

The free cash flow of S$418 million in this quarter was almost four times the amount in the last corresponding quarter.

Net cash outflow from financing activities amounted to S$804 million. Payment of a final dividend in respect of FY02/03 accounted for S$765 million. On 30 September 2003, SingTel entered into an agreement to buy back S$485 million of its S$ denominated bonds. The buy back was settled in October 2003.

Cash and cash equivalents for the quarter decreased by S$611 million, resulting in a cash balance of S$1.62 billion as at 30 September 2003.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003

- **Operating revenue up 18% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 43% (excluding the one-off C1 Defence contract).**
- **EBITDA margin increased to 29.3% - up 5.1 percentage points.**
- **Profit after tax of A$90 million - up A$124 million.**
- **Cash flow before borrowings of A$231 million - up A$182 million.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2003

- **Operating revenue up 17% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 46% (excluding the one-off C1 Defence contract).**
- **EBITDA margin increased to 28.7% - up 5.6 percentage points.**
- **Profit after tax of A$190 million - up A$266 million.**
- **Cash flow before borrowings of A$378 million - up A$340 million.**

	Quarter		YOY	Half Year		YOY
	30 Sep			30 Sep		
	2003	2002	Chge	2003	2002	Chge
	A$ m	A$ m	%	A$ m	A$ m	%
Operating revenue	1,601	1,330	20.4	3,302	2,601	26.9
- excluding the C1 Defence contract	1,567	1,330	17.8	3,051	2,601	17.3
Operational EBITDA	462	322	43.6	906	601	50.7
Operational EBITDA margin	*28.9%*	*24.2%*		*27.5%*	*23.1%*	
- excluding the C1 Defence contract	*29.3%*	*24.2%*		*28.7%*	*23.1%*	
EBIT	212	92	129.0	411	128	221.1
Net profit/ (loss)	90	(34)	nm	190	(76)	nm
Cash flow before borrowings	231	49	375.7	378	38	@

@ represents more than 500%

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Second Quarter And Half Year Ended 30 September 2003

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Operating revenue	**1,601**	**1,330**	**20.4**	**3,302**	**2,601**	**26.9**
Operating expenses	(1,149)	(1,019)	12.8	(2,416)	(2,009)	20.3
	452	311	45.4	886	593	49.5
Other income	11	11	-5.3	21	9	135.2
Operational EBITDA	**462**	**322**	**43.6**	**906**	**601**	**50.7**
- EBITDA margin	*28.9%*	*24.2%*		*27.5%*	*23.1%*	
Share of results of joint ventures	(1)	12	nm	2	(5)	nm
EBITDA	**461**	**334**	**38.2**	**908**	**596**	**52.4**
Amortisation of goodwill	(1)	(1)	-	(1)	(1)	-
Depreciation & other amortisation	(249)	(240)	3.4	(496)	(467)	6.2
EBIT	**212**	**92**	**129.0**	**411**	**128**	**221.1**
Net finance expense	(52)	(61)	-15.4	(102)	(122)	-16.7
Profit before exceptional items	**160**	**31**	**411.2**	**309**	**6**	**@**
Exceptional items	(23)	(45)	-49.3	(23)	(45)	-49.3
Profit /(loss) before tax	**137**	**(14)**	**nm**	**286**	**(39)**	**nm**
Tax expense	(47)	(20)	136.5	(97)	(37)	164.9
Profit /(loss) after tax	**90**	**(34)**	**nm**	**190**	**(76)**	**nm**

@ represents more than 500%

Note:
Refer to next page for amounts excluding the one-off C1 Defence contract.

SEC File No: 82-3622

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the quarter and half year ended 30 September 2003 are as follows:

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Operating revenue	**1,567**	**1,330**	**17.8**	**3,051**	**2,601**	**17.3**
Operating expenses	(1,118)	(1,019)	9.7	(2,196)	(2,009)	9.4
Operational EBITDA	**459**	**322**	**42.6**	**875**	**601**	**45.6**
Operational EBITDA margin	***29.3%***	***24.2%***		***28.7%***	***23.1%***	
Profit /(loss) before tax	**134**	**(14)**	**nm**	**255**	**(39)**	**nm**
Net profit/ (loss)	**88**	**(34)**	**nm**	**168**	**(76)**	**nm**

Underlying results excluding the C1 Defence contract and exceptional items for the current quarter compared to the preceding quarter are:

	Quarter 30 Sep 2003 A$ m	Quarter 30 Jun 2003 A$ m	Chge %
Operating revenue	**1,567**	**1,485**	**5.5**
Operating expenses	(1,118)	(1,078)	3.7
Operational EBITDA	**459**	**416**	**10.4**
Operational EBITDA margin	***29.3%***	***28.0%***	
EBIT	**209**	**171**	**21.9**
Profit before tax	**157**	**121**	**29.3**
Net profit	**111**	**80**	**37.6**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus has made good progress towards the goals set for this financial year. To provide a better view of underlying trends, the impact of the C1 Defence contract has been excluded. On this basis, revenue increased 18%, and operational EBITDA increased 43%, compared to the same quarter last year. Compared to the first quarter this year, revenue increased by 5.5% and operational EBITDA increased by 10%.

Operational EBITDA margins continued their improving trend, reaching 29%, compared to 24% for the same quarter last year, driven by improved or constant margins in all divisions.

Profit after tax for the quarter, including the C1 Defence contract, was A$90 million, a substantial turnaround compared to last year. Excluding the C1 Defence contract and exceptional items, profit after tax for the quarter amounted to A$111 million, an increase of 38% over the first quarter of this financial year.

Cash capital expenditure for the quarter was A$157 million, down 3% on the same quarter last year. Year to date cash capital expenditure amounted to A$354 million representing 12% of operating revenue excluding the C1 Defence contract.

Driven by the stronger operating performance, free cash flow continued to improve significantly, with cash flow before borrowings reaching A$231 million for the quarter, compared to A$49 million for the same quarter last year. For the half year, cash flow before borrowings was A$378 million, a substantial improvement on last year's A$38 million.

OPERATING REVENUE

	Quarter		YOY	Half Year		YOY
	30 Sep			30 Sep		
	2003	2002	Chge	2003	2002	Chge
	A$ m	A$ m	%	A$ m	A$ m	%
Operating revenue by division:						
Mobile	843	697	21.0	1,643	1,348	21.9
Optus business	283	238	18.7	752	461	63.2
Optus wholesale	113	105	7.6	209	225	-7.3
Consumer and multimedia	376	303	24.1	725	592	22.4
Less inter-divisional revenue (1)	(14)	(13)	6.0	(27)	(26)	4.7
Total	**1,601**	**1,330**	**20.4**	**3,302**	**2,601**	**26.9**
- excluding C1 Defence contract	***1,567***	***1,330***	***17.8***	***3,051***	***2,601***	***17.3***

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus has sustained its revenue momentum, growing faster than the market as a whole, to record revenue growth of 18% compared to the same quarter last year. This was the seventh successive quarter of double digit revenue growth for Optus.

Optus also recorded in this quarter revenue of A$34 million relating to the successful C1 satellite launch resulting in top line growth of 20%.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Mobile communications revenue [(1)]						
Services	764	642	19.0	1,493	1,266	17.9
Equipment	79	55	43.8	151	82	82.8
	843	**697**	**21.0**	**1,643**	**1,348**	**21.9**
Operational EBITDA [(2)]	**323**	**266**	**21.3**	**624**	**498**	**25.2**
- EBITDA margin	*38%*	*38%*		*38%*	*37%*	

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	2,130	1,480	1,970	2,130	1,480	44.0
Postpaid	2,943	2,862	2,918	2,943	2,862	2.8
Total	**5,073**	**4,341**	**4,888**	**5,073**	**4,341**	**16.9**
Mobile penetration rate [(3)]	*74%*	*64%*	*73%*	*74%*	*64%*	
MOUs per subscriber per month [(4)]						
Prepaid [(5)]	69	38	69	69	36	93.5
Postpaid	130	124	128	129	121	7.1
ARPU per month (A$) [(4)]						
Prepaid	23	18	22	23	19	16.0
Postpaid	71	66	70	70	65	8.5
Blended	**51**	**50**	**51**	**51**	**50**	**2.4**
Data revenue as a percentage of service revenue	*14%*	*11%*	*13%*	*13%*	*10%*	
Market (000s) [(6)]	**14,772**	**12,718**	**14,413**	**14,772**	**12,718**	**16.2**
Market share - total [(6)]	*34%*	*34%*	*34%*	*34%*	*34%*	
Retail postpaid churn rate per month [(7)]	*1.4%*	*1.4%*	*1.4%*	*1.4%*	*1.4%*	
% GSM users through wholesale	*18%*	*18%*	*18%*	*18%*	*18%*	

Notes:

(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) The installation of new switches completed in March 2003 has given Optus a more complete view of all free minutes provided to prepaid customers for reporting purpose.
(6) Market size and market share figures are Optus estimates.
(7) Churn now excludes customers transferring from postpaid to prepaid. Comparative data has been restated to this basis.

SECTION III : OPTUS

Optus Mobile continues to deliver profitable growth, with revenues up 21% and EBITDA margins of 38%. This reflects a continuing successful focus on higher value customers and reductions in unit subscriber acquisition and retention costs, which fell 19% compared to the same quarter last year.

Mobile service revenues, which exclude sale of equipment, grew 19%. Total customers increased 17% to over 5 million, with post-paid churn remaining low at 1.4%. Postpaid ARPU increased by 7% for the quarter, reflecting a 5% increase in minutes of use and a substantial increase in data revenues, which reached 14% of service revenues. Data revenues continue to be driven by SMS growth, with the number of messages per subscriber increasing by 33% compared to the same quarter last year.

Mobile cash capital expenditure for the half year was A$129 million, 36% of the Optus total and down 3.2% from A$133 million in the last corresponding half year. The current base station rollout programme to significantly improve coverage in targeted regional areas was continued in the quarter.

Optus Mobile has now entered the December quarter, traditionally the strongest for the market in terms of customer additions. Under Singapore GAAP, Optus expenses acquisition and retention costs as they occur. This can result in a sequential margin decline - as has occurred in the past - for the December quarter.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Business revenue						
Voice	115	100	15.7	219	197	11.3
Data and IP	75	84	-10.8	153	157	-2.5
Satellite	40	38	5.0	78	78	-
C1 Defence contract	34	-	nm	251	-	nm
Professional services & other	19	17	12.0	52	30	74.1
Total Business revenue	**283**	**238**	**18.7**	**752**	**461**	**63.2**
- excluding C1 Defence contract	***249***	***238***	***4.4***	***501***	***461***	***8.7***
Wholesale revenue						
Voice	83	67	23.9	147	145	1.0
Data and IP	29	38	-22.9	61	79	-22.8
Other	1	*	nm	1	1	-
	113	**105**	**7.6**	**209**	**225**	**-7.3**
Total revenue	**396**	**344**	**15.3**	**961**	**686**	**40.0**
- excluding C1 Defence contract	***362***	***344***	***5.4***	***710***	***686***	***3.5***
Operational EBITDA (2)	**94**	**72**	**31.0**	**204**	**140**	**45.1**
- EBITDA margin	***24%***	***21%***		***21%***	***20%***	
Operational EBITDA excluding C1 Defence contract (2)	**91**	**72**	**26.8**	**173**	**140**	**23.0**
- EBITDA margin excluding C1 Defence contract	***25%***	***21%***		***24%***	***20%***	

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
Business voice minutes (m min)	1,221	1,092	1,163	2,384	2,095	13.8
Wholesale voice minutes (m min)	1,137	894	1,013	2,150	1,655	29.9
As at end of period:						
64k equivalent lines (000s) (3)	531	493	523	531	493	7.7
Buildings connected (4)	9,791	7,724	9,461	9,791	7,724	26.8

Notes:
(1) This data incorporates the Optus Business and Optus Wholesale divisions.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(4) Directly connected buildings include all connections via all access media - fibre, DSL, , fixed wireless, satellite and leases.

SECTION III : OPTUS

Overall revenues for Optus Business and Wholesale rose 5.4% to A$362 million this quarter, excluding the C1 Defence contract.

The Business division continues to make gains in the corporate market, with strong growth in corporate voice revenues which increased by 16%, and in domestic data. The overall Business division growth was constrained to 4.4% in the quarter due to significant market pressure in international data and IP.

The underlying trend for domestic data and IP revenue showed growth for the half year significantly ahead of the market. However, Optus's challenge continues to be in international data and IP. Revenue from this segment in FY 02/03 was increased by a one-off contract that has now completed, and it continues to be affected by excess capacity resulting in severe price pressure.

Optus's wholesale business reported a very encouraging 7.6% increase in revenue compared to the same quarter last year following the very difficult market conditions last year. This good performance was assisted by improved domestic and international voice revenues, partly as a result of the introduction of new products.

The combined margin for Business and Wholesale increased to 25%, excluding the C1 Defence contract, driven by revenue growth and a very close focus on costs.

Capital expenditure was down marginally for the half year to A$153 million, from A$154 million in the last corresponding half year, representing 43% of the Optus total.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
HFC voice revenue	107	98	8.5	209	189	10.5
Cable Internet & pay TV revenue (1)	62	54	15.1	121	106	13.6
HFC	**169**	**152**	**10.9**	**329**	**295**	**11.6**
Narrowband Internet revenue	29	21	37.4	54	41	33.4
Off network voice revenue	178	129	37.5	341	256	33.0
Total revenue	**376**	**303**	**24.1**	**725**	**592**	**22.4**
Operational EBITDA (2)	**45**	**(16)**	nm	**79**	**(37)**	nm
- EBITDA margin	*12%*	*-5%*		*11%*	*-6%*	

Key Drivers	Quarter 30 Sep 2003	Quarter 30 Sep 2002	Quarter 30 Jun 2003	Half Year 30 Sep 2003	Half Year 30 Sep 2002	YOY Chge %
HFC						
HFC ARPU per month (A$) (3)	110	98	104	106	95	11.4
HFC						
Local telephony customers (4)	506	506	505	506	506	-
Other customers (4)	24	36	24	24	36	-31.5
Total HFC customers	**531**	**542**	**530**	**531**	**542**	**-2.0**
Local telephony bundling rate (5)	*61%*	*59%*	*60%*	*61%*	*59%*	
HFC penetration (6)	*38%*	*39%*	*38%*	*38%*	*39%*	
Internet						
Dial-up delivered over HFC network	110	133	117	110	133	-17.1
Dial-up delivered off network	414	301	394	414	301	37.9
HFC broadband	122	75	109	122	75	61.7
Total Internet customers (000s)	**646**	**509**	**620**	**646**	**509**	**27.1**
Off Network						
Local call resale customers	482	332	442	482	332	45.0
Long distance customers	643	546	613	643	546	17.8

Notes:

(1) Including cable TV, cable interactive TV and broadband HFC Internet.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) HFC broadband ARPU has been redefined to include dial-up Internet delivered over the HFC network.
(4) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of cable television or broadband Internet.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband Internet, dial-up Internet or cable TV).
(6) Based on 1.4 million serviceable homes.

SECTION III : OPTUS

The Consumer division has delivered positive cash flow (measured as EBITDA less cash capital expenditure) for three consecutive quarters. For the half year to 30 September 2003, the division generated a positive cash flow of A$39 million, and Optus is confident that this is sustainable – six months ahead of previous guidance.

For the quarter, top line revenue again grew strongly, up 24% compared to the same quarter last year, reflecting the division's sustained focus on high value customers. Broadband revenue continued to grow, driven by higher ARPU, which increased by 13% compared to the same quarter last year. This reflected the success of Optus's bundling strategy, with the local telephony bundling rate standing at 61%, compared to 59% a year ago.

The total number of Internet customers increased by 27% compared to the same quarter last year. Broadband Internet customers increased by 62%. Total Internet customers now stand at 646,000.

Optus's off-net telephony business continued its strong growth and higher bundling rates of the last year, with revenue increasing by 38% to A$178 million. Compared to the preceding quarter, the proportion of local telephone customers bundling with dial-up Internet climbed five percentage points to 33%.

The division's cash capital expenditure for the half year was A$40 million, 11% of the Optus total and down 51% from A$82 million last year.

Importantly, EBITDA margins have continued to expand, reaching 12%, as a result of the focus on growing high value customers and tight cost management. Combined with strict capital expenditure control, the net result is an A$73 million turnaround in cash flow, compared to the same quarter last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter		YOY	Half Year		YOY
	30 Sep		Chge	30 Sep		Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Interconnect	294	237	24.3	580	485	19.5
Outpayments & other leases	54	94	-42.1	101	180	-44.0
Traffic expenses	349	331	5.4	681	665	2.3
Selling & administrative	354	330	7.2	711	651	9.3
Staff costs	215	179	19.9	410	365	12.5
Cost of sales	223	166	34.8	589	296	99.0
- excluding C1 Defence contract	*192*	*166*	*15.9*	*370*	*296*	*24.8*
Capitalisation of costs (1)	(28)	(23)	18.8	(53)	(48)	11.1
Repair & maintenance and others	37	37	-1.1	78	80	-2.4
Total	**1,149**	**1,019**	**12.8**	**2,416**	**2,009**	**20.3**
- excluding C1 Defence contract	***1,118***	***1,019***	***9.7***	***2,196***	***2,009***	***9.4***
As a percentage of operating revenue (excluding C1 Defence contract):						
Traffic expenses	22%	25%		22%	26%	
Selling & administrative	23%	25%		23%	25%	
Staff costs	14%	13%		13%	14%	
Cost of sales	12%	12%		12%	11%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	3%		3%	3%	
	71%	77%		72%	77%	

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		Chge
	2003	2002	2003	2003	2002	%
Staff statistics						
Number of employees, at end of period	8,741	8,550	8,603	8,741	8,550	2.2
Average number of employees	8,672	8,412	8,596	8,665	8,417	2.9
Revenue (excluding C1 Defence contract) per employee (A$'000) (2)	181	158	173	352	309	13.9

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Continued cost control resulted in operating costs as a percentage of operating revenue being six percentage points lower than the last corresponding quarter, and five percentage points lower for the half year.

SEC File No: 82-3622

SECTION III : OPTUS

Traffic expenses as a percentage of operating revenue declined by three percentage points compared to the same quarter last year mainly due to lower international outpayment rates. This was partially offset by increases in interconnect costs due to Optus's higher revenue and traffic volumes. Interconnect costs were also affected by changes in product mix, particularly the growth in Consumer & Multimedia's off network voice revenues.

Selling and administrative costs decreased as a percentage of revenue by two percentage points compared to the same quarter last year. In absolute dollar terms, selling and administration costs increased by 7.2% mainly due to the higher customer acquisition volumes reflected in Optus's 18% revenue growth. Mobile's average subscriber acquisition and retention costs per subscriber fell by 19% from A$196 to A$159.

Staff costs and employee numbers continued to be tightly controlled, with staff numbers only increasing by 2.2%. Staff costs increased by 20% compared to the same quarter last year, due to two major factors. Firstly, in the second quarter last year, Optus included a positive one-off employee leave adjustment that resulted in lower staff costs for that quarter. Secondly, this period's results included higher provisions of A$9 million for incentive costs and the first time employee performance share plan costs. Excluding these items, average costs per employee rose by 3%.

The increase in cost of sales was mainly due to higher mobile and other equipment sales, partly offset by reduced cable TV programming costs.

OTHER INCOME

The improvement in other income for the half year was due to a number of small items, including a dividend from the One-Tel liquidator.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter		YOY	Half Year		YOY
	30 Sep			30 Sep		
	2003 A$ m	2002 A$ m	Chge %	2003 A$ m	2002 A$ m	Chge %
Southern Cross	(1)	12	nm	2	(5)	nm
Virgin Mobile	-	-	nm	-	(1)	nm
Total	(1)	12	nm	2	(5)	nm

In the September 2002 quarter, Southern Cross recognised some one-off revenues.

Equity accounting for Virgin Mobile was suspended in the June quarter of last year because the carrying amount of the investment was reduced to nil.

SEC File No: 82-3622

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Depreciation of property, plant & equipment	240	231	3.6	477	453	5.4
Other amortisation	9	9	-1.1	19	14	32.1
	249	**240**	**3.4**	**496**	**467**	**6.2**
Amortisation of goodwill	**1**	**1**	**-**	**1**	**1**	**-**
Depreciation as a percentage of operating revenue (excluding C1 Defence contract)	***16%***	***18%***		***16%***	***18%***	

Depreciation continued to decline as a percentage of operating revenue, reflecting continued careful capital expenditure management.

Net Finance Expense

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Gross interest on borrowings	62	69	-10.0	125	140	-10.8
Interest capitalised	(4)	(7)	-46.6	(13)	(14)	-11.1
Net interest expense	58	62	-5.7	112	126	-10.7
Interest income	(6)	(1)	@	(11)	(4)	176.9
Total	**52**	**61**	**-15.4**	**102**	**122**	**-16.7**

@ represents more than 500%

Optus's positive cash flow over the last 12 months resulted in lower average debt for the current quarter, compared to the same quarter last year. Interest rates were also lower. In consequence, gross interest expense fell by 10%.

SEC File No: 82-3622

SECTION III : OPTUS

Exceptional Items

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Adjustment to proceeds from disposal of subsidiary	(23)	-	nm	(23)	-	nm
Provision for international settlement differences	-	(45)	nm	-	(45)	nm
Total	**(23)**	**(45)**	**-49.3**	**(23)**	**(45)**	**-49.3**

The adjustment to the disposal of a subsidiary reflects the previously announced litigation settlement with AGL in relation to the sale of a former Optus subsidiary, Dingo Blue Pty Limited.

Taxation

	Quarter 30 Sep 2003 A$ m	Quarter 30 Sep 2002 A$ m	YOY Chge %	Half Year 30 Sep 2003 A$ m	Half Year 30 Sep 2002 A$ m	YOY Chge %
Optus' Australian income tax expense	47	20	138.6	93	37	149.7
Share of joint ventures income tax expense	*	*	nm	3	(1)	nm
	47	**20**	**136.5**	**97**	**37**	**164.9**

** denotes less than A$500,000*

Optus's Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income.

SEC File No: 82-3622

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		Chge
	2003	2002	2003	2003	2002	
	A$ m	A$ m	A$ m	A$ m	A$ m	%
Net cash inflow from operating activities						
Profit/(Loss) before tax	**137**	**(14)**	**150**	**286**	**(39)**	**nm**
Depreciation and amortisation	249	241	248	497	468	6.2
Share of results of associates	1	(12)	(3)	(2)	5	nm
Exceptional items	23	45	0	23	45	-49.3
Other non-cash items	52	59	50	102	123	-16.8
Non cash items	325	334	295	620	641	-3.3
Operating cashflow before working capital changes	462	320	445	907	602	50.7
Changes in operating assets and liabilities	(3)	(45)	(63)	(67)	(24)	183.0
	459	**275**	**382**	**840**	**578**	**45.3**
Tax paid	*	*	-	*	*	-
Net cash inflow from operating activities	**459**	**275**	**382**	**840**	**578**	**45.3**
Net cash (outflow) /inflow from investing activities						
Purchases of property, plant and equipment	(157)	(162)	(197)	(354)	(398)	-11.0
Adjustment to proceeds from disposal of subsidiary	(23)	-	-	(23)	-	nm
Others	32	2	4	36	1	@
	(148)	**(160)**	**(193)**	**(341)**	**(397)**	**-14.1**
Net cash outflow from financing activities						
Finance lease payments (excluding interest)	(20)	(14)	(77)	(97)	(31)	210.3
Net decrease in other borrowings	(250)	(34)	(50)	(300)	(34)	@
	(270)	(48)	(127)	(397)	(65)	@
Net interest paid on borrowings and swaps (including finance lease interest)	(79)	(66)	(42)	(121)	(144)	-15.7
	(349)	**(114)**	**(169)**	**(518)**	**(209)**	**148.1**
Net change in cash and cash equivalents	**(39)**	**1**	**20**	**(19)**	**(28)**	**-32.0**
Cash and cash equivalents at beginning	78	50	58	58	79	-26.2
Cash and cash equivalents at end	**39**	**51**	**78**	**39**	**51**	**-23.0**
Free cash flow (1)	**302**	**113**	**185**	**486**	**181**	**169.3**
Cash flow before borrowings (2)	**231**	**49**	**147**	**378**	**38**	**@**
Capital expenditure - accrual basis	**164**	**134**	**104**	**268**	**270**	**-0.7**
Cash capital expenditure to operating revenue (excluding C1 Defence contract)	***10%***	***12%***	***13%***	***12%***	***15%***	

** denotes less than A$500,000*

@ represents more than 500%

SEC File No: 82-3622

SECTION III : OPTUS

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

Cash capital expenditure

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2003 A$ m	2002 A$ m	Chge %	2003 A$ m	2002 A$ m	Chge %
Mobile	73	58	25.3	129	133	-3.2
Business & wholesale	51	60	-15.2	153	154	-0.2
Consumer & multimedia	21	33	-35.2	40	82	-51.0
Other	12	11	8.0	32	29	9.7
Total	**157**	**162**	**-3.0**	**354**	**398**	**-11.0**

Optus continued to deliver strong cash flow growth. Cash flow before borrowings for the quarter was A$231 million, compared to A$49 million for the same quarter last year. This was achieved through sustained operational growth and careful capital management.

Net cash flow from operating activities improved by 67% to A$459 million, because of Optus's strong operational EBITDA performance.

Cash capital expenditure was A$157 million for the quarter, or 10% of operating revenue excluding the C1 Defence contract, down two percentage points on the same quarter last year.

Surplus cash flow for the quarter was applied to reducing the amounts outstanding under bank facilities and finance leases.

SECTION IV: ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003

- Group share of pre-tax ordinary earnings from associates up 78% to S$321 million.

- Strong growth in contributions from regional mobile associates.

- Group's regional mobile subscribers (including SingTel and Optus) up 41% to 41 million. Number of proportionate share of subscribers up 34% to 16 million.

- SingPost equity accounted for as an associate from 1 April 2003. Pre-tax earnings contribution of S$10 million.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2003

- Group share of pre-tax ordinary earnings from associates doubled to S$635 million.

- Including one-off exceptional losses of S$43 million (2Q FY2003: S$230 million gain), the Group's share of pre-tax earnings was up 7.8% to S$592 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	Equity Int %	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Regional Mobile Associates							
Telkomsel [(2)]	35.0	118	67	74.7	229	111	107.2
AIS [(3)]	21.5	68	36	86.5	131	89	46.5
Globe Telecom [(3)]	29.1						
- share of results		*28*	*28*	*1.4*	*59*	*53*	*11.8*
- share of forex losses		*(6)*	*(5)*	*25.5*	*(6)*	*(1)*	*353.8*
		22	23	-3.5	53	51	3.1
Bharti Telecom / Bharti Tele-Ventures [(4)]		14	(5)	nm	17	(15)	nm
		221	**121**	**82.5**	**430**	**236**	**81.9**
Other SingTel associates							
Belgacom S.A. [(3) (5)]	13.5	89	60	48.4	179	118	52.0
SingPost [(6)]	31.0	10	-	nm	20	-	nm
PT Bukaka ("BSI") [(3) (7)]	40.0	6	-	nm	13	-	nm
New Century InfoComm ("NCIC") [(3)]	24.3	(5)	(7)	-19.4	(11)	(11)	-1.9
Others		2	(5)	nm	2	(18)	nm
SingTel share of ordinary results		**323**	**169**	**90.5**	**633**	**325**	**94.6**
Southern Cross	40.0	(2)	11	nm	2	(5)	nm
Virgin Mobile	31.2	-	-	-	-	(1)	nm
Optus share of ordinary results		**(2)**	**11**	**nm**	**2**	**(6)**	**nm**
Group share of profits before exceptionals		**321**	**181**	**77.9**	**635**	**320**	**98.5**
Share of exceptional (losses)/ profits of:							
Bharti							
- effects of Punjab licence expensed		-	-	-	(23)	-	nm
- refund of notional interest on licence fee		-	-	-	8	-	nm
- other		2	-	nm	(2)	-	nm
Belgacom							
- provision for diminution in value of long term investment		(13)	-	nm	(13)	-	nm
- gain on disposal of investments		-	228	nm	-	250	nm
- other		10	-	nm	10	-	nm
AIS - writeoffs and others		(3)	(11)	-74.8	(7)	(11)	-36.4
Globe - impairment charge and others		-	(10)	nm	-	(10)	nm
APT Satellite Holdings- impairment charge	20.36	(7)	-	nm	(7)	-	nm
APT Satellite Telecommunications [(8)]							
- impairment charge	56.2	(9)	-	nm	(9)	-	nm
		(20)	207	nm	(43)	230	nm
Group share of profits after exceptionals		301	388	-22.3	592	549	7.8

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) SingTel increased its equity interest in Telkomsel to 35% from July 2002.

(3) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the half year ended 30 June 2003. One-off transactions between 30 June 2003 and 30 September 2003 which are material are also accounted by the Group in the current half year.

(4) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(5) The effective interest of Belgacom after deducting minority interest is 12.15%.

(6) SingPost was deconsolidated as a subsidiary from 1 April 2003 following SingTel's divestment of 69% equity interest. Accordingly, SingPost was equity accounted for as an associate from 1 April 2003.

(7) BSI was re-equity accounted for from quarter ended 31 March 2003.

(8) SingTel holds a direct equity interest of 45% and an indirect equity interest of 11.2% in APT Satellite Telecommunications Ltd. The indirect interest was held via SingTel's equity interest of 20.36% in APT Satellite Holdings Limited, which in turn holds 55% of APT Satellite Telecommunications Ltd. As SingTel has no control over APT Satellite Telecommunications Ltd, the investment is not accounted for as a subsidiary in the Group's books.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

In the current quarter, the Group's share of ordinary earnings from its associates amounted to S$321 million, an increase of 78% compared to the same quarter last year. The increase was due mainly to the strong performance of the regional mobile associates as well as contributions from BSI and SingPost which were equity accounted for as associates from 1 January 2003 and 1 April 2003 respectively.

Including one-off exceptional losses of S$20 million (2Q FY2003: S$207 million gain), the Group's share of pre-tax earnings was S$301 million, accounting for 42% (2Q FY2003: 60%) of the Group's profit before exceptional items and tax.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 53% as at 30 September 2003. Its total subscriber base of 8.8 million, with 1.0 million postpaid and 7.8 million prepaid, has increased over 76% from 5.0 million a year before, and by 14% from the previous quarter.

SingTel's share of Telkomsel's pre-tax profit for the half year ended September 2003 of S$229 million was based on an equity interest of 35% compared to 22.3% for four months up to July 2002 and 35% for two months up to September 2002. A strong operational performance and the strengthening of the Indonesian Rupiah contributed to the strong growth in the Group's share of Telkomsel's earnings.

As part of a synergy programme with PT Telkom, Telkomsel launched a wireless Internet connection service which allows Telkomsel's postpaid subscribers access to the Internet through wireless LAN (WiFi) in certain areas in Jakarta and Batam.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, regional and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader in Belgium.

SingTel's share of pre-tax profit for the quarter increased by 48% to S$89 million, bolstered by an appreciation of the Euro, higher revenues and lower operating expenses. Revenue growth was driven by higher Internet revenues as a result of broadband subscriber growth as well as higher mobile revenues on an enlarged subscriber base and improving ARPUs which more than offset the decline in Belgacom's wireline voice revenues.

In the quarter ended 30 September 2002, Belgacom recorded an exceptional gain from the sale of its investment in BEN Nederland. SingTel's share of the exceptional gain amounted to S$228 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

On 2 October 2003, Belgacom announced that it had entered into an agreement with the Belgian State to proceed with the preparations for a potential Initial Public Offering ("IPO") of Belgacom in 2004. As part of the agreement, ADSB Telecommunications B.V. ("ADSB"), of which SingTel owns 27%, will, subject to certain restrictions, have the exclusive right to sell shares in the IPO. ADSB holds 50% less one share in Belgacom, and is made up of a consortium of SingTel, SBC Communications (35%), TDC A/S (33%) and a group of Belgian financial investors (5%).

As a condition to the IPO and related transactions and subject to enabling legislation, Belgacom will transfer to the Belgian State the pension liabilities related to its statutory employees, proceeds from the sale of pension assets and cash sufficient to fully fund the obligations. This transfer is valued at Euro 5 billion and is expected to occur before 31 December 2003. The transfer, along with other enabling transactions contemplated as part of the IPO, is expected to result in a one-time (post tax and minority interest) charge of S$130 million to S$160 million to SingTel in the quarter ending December 2003.

In addition, Belgacom is required under the agreement to offer to buy back from ADSB up to Euro 1.325 billion worth of ADSB's shares in Belgacom in two separate transactions in 2003 and 2004. The share buyback by Belgacom is expected to result in an exceptional gain to SingTel which will partly mitigate the impact of the one-time charge arising from the pension fund transfer and other enabling transactions in the third quarter ending 31 December 2003.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 September 2003, it was also the third largest listed company on the Stock Exchange of Thailand.

AIS posted a record quarter profit for the June 2003 quarter, with operating revenue increasing by 20%. SingTel's share of AIS ordinary profits increased by 87% to S$68 million compared to the same quarter last year. The impressive performance was driven mainly by a strong subscriber growth and well controlled expenses. Additional provisions for bad debts were made last corresponding quarter as a result of mandatory refund of customers' deposits as well as subscriber fraud. Despite the competitive mobile environment, AIS remains the market leader with approximately 60% market share as at end September 2003.

The net exceptional loss recorded for the quarter relate to write-offs for slow moving spare parts and mobile network equipment.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

SingTel's share of pre-tax profit from Globe for the half year grew 3.1% year on year to S$53 million, driven by strong subscriber growth and improved operational efficiencies.

As at 30 September 2003, Globe had 8.1 million mobile subscribers, up from 6.0 million a year ago.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

In September 2003, Globe completed the transfer of its wireline assets to its wholly-owned subsidiary, Innove Communications, Inc. (formerly known as Isla Communications Co., Inc.). This transfer provided the wireline division with increased flexibility in responding to market needs.

In October 2003, SingTel announced its acceptance of the offer from DeTeAsia Holding GmbH ("DeTeAsia") to purchase 15.64 million common shares of Globe at Peso 680 per share, amounting to approximately S$339 million. In addition, Globe has also obtained approval to repurchase 12 million shares at the same price from DeTeAsia to facilitate improved shareholder returns and achieve a more optimum capital structure. Ayala Corporation, the other shareholder, will purchase from DeTeAsia 10.04 million Globe shares. SingTel's equity interest in Globe will rise to 42.7% upon completion of the above transactions.

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with approximately 4.6 million customers as at 30 September 2003 (83% prepaid and 17% postpaid), representing a significant growth of 101% from a year ago. The company through its subsidiary companies also provides fixed-line, VSAT, Internet services and network solutions. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai.

Bharti today offers mobile services in 15 out of 22 circles in India. As at 30 September 2003, approximately 91% of India's total number of mobile subscribers resided in Bharti's mobile circles.

Bharti continued to record increased profits in the current quarter with improved performance across all its divisions.

APT Satellite Holdings/ APT Satellite Telecommunications

In the current quarter, APT Satellite Holdings and APT Satellite Telecommunications provided for impairment of satellite assets and other property, plant and equipment. SingTel's share of this exceptional loss amounted to approximately S$16 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which had been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Group revenue						
Singapore	1,003	1,183	-15.2	2,048	2,379	-13.9
Overseas	1,847	1,280	44.3	3,762	2,544	47.9
	2,849	**2,462**	**15.7**	**5,810**	**4,924**	**18.0**
Proportionate share of operating revenue of associates						
Singapore	50	41	23.9	99	78	27.1
Overseas	1,026	838	22.3	2,008	1,597	25.8
	1,076	**879**	**22.4**	**2,107**	**1,674**	**25.8**
Enlarged revenue	**3,925**	**3,341**	**17.5**	**7,916**	**6,598**	**20.0**
Comprising						
SingTel	1,003	1,183	-15.2	2,048	2,379	-13.9
Optus	1,847	1,280	44.3	3,762	2,544	47.9
Regional Mobile Associates	610	446	36.9	1,175	838	40.2
Belgacom	364	291	25.0	709	576	23.1
Others	102	142	-28.4	223	260	-14.3
Enlarged revenue	**3,925**	**3,341**	**17.5**	**7,916**	**6,598**	**20.0**
% of overseas rev to Group rev	*65%*	*52%*		*65%*	*52%*	
% of overseas rev to enlarged rev	*73%*	*63%*		*73%*	*63%*	

Based on the enlarged revenue, the contribution of overseas revenue rose by 10 percentage points to 73% in the current quarter and for the half year, reflecting the success of the Group's overseas diversification efforts.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA [1]	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Operational EBITDA						
SingTel	507	614	-17.3	1,042	1,262	-17.4
Optus	533	310	71.8	1,032	588	75.5
	1,040	**924**	**12.6**	**2,074**	**1,850**	**12.1**
Proportionate share of EBITDA of associates						
Regional Mobile Associates	340	220	54.9	659	400	64.6
Belgacom	155	113	36.6	305	225	35.8
Singapore	24	-	nm	42	(1)	nm
Others	20	26	-25.5	60	31	90.7
	538	**359**	**49.8**	**1,065**	**655**	**62.7**
Compensation from IDA	**84**	**84**	**-**	**169**	**169**	**-**
Total	**1,663**	**1,368**	**21.6**	**3,308**	**2,674**	**23.7**
EBITDA margin on enlarged revenue	***42%***	***41%***		***42%***	***41%***	
Overseas EBITDA as a % of total EBITDA	***63%***	***49%***		***62%***	***47%***	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA increased by 22% on a year on year basis, boosted by a strong 50% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 63% to the Group's EBITDA for the quarter from 49% last corresponding quarter.

Proportionate share of mobile subscribers [1] (In 000s)	Total Number 30 Sep 2003	Total Number 30 Sep 2002	Prorata Number 30 Sep 2003	Prorata Number 30 Sep 2002	Prorata Number 30 Jun 2003
SingTel Mobile	1,518	1,514	1,518	1,514	1,530
Optus	5,073	4,341	5,073	4,341	4,888
	6,591	**5,855**	**6,591**	**5,855**	**6,418**
Regional Mobile Associates					
- AIS	12,709	9,752	2,736	2,102	2,643
- Globe	8,082	5,960	2,349	1,732	2,113
- Telkomsel	8,793	4,996	3,078	1,749	2,700
- Bharti Group	4,617	2,293	1,311	595	1,065
	34,201	**23,001**	**9,474**	**6,178**	**8,521**
Asia	**40,792**	**28,856**	**16,065**	**12,033**	**14,939**
Belgacom	3,717	3,512	452	427	447
Group	**44,509**	**32,368**	**16,517**	**12,460**	**15,386**

Note:
(1) (1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

The SingTel Group's regional mobile subscriber base increased 41% year on year to almost 41 million as at 30 September 2003. On a proportionate share basis, the increase was 34% to over 16 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Cash dividends from associates	Quarter 30 Sep 2003 S$ m	Quarter 30 Sep 2002 S$ m	YOY Chge %	Half Year 30 Sep 2003 S$ m	Half Year 30 Sep 2002 S$ m	YOY Chge %
Regional Mobile Associates						
AIS	54	10	419.2	95	10	@
Telkomsel	77	28	174.1	77	28	174.1
Globe	-	-	-	21	-	nm
	131	**39**	**240.2**	**193**	**39**	**399.0**
Belgacom	-	-	-	72	57	26.6
SingPost	135	-	nm	135	-	nm
BSI	14	-	nm	14	-	nm
Others	1	4	-68.4	15	4	284.6
Total	**281**	**42**	**@**	**415**	**100**	**316.6**

@ represents more than 500%

AIS paid its first interim dividend since 1997 following its strong operating performance in the first half. SingPost paid S$135 million in the current quarter comprising a final dividend of S$25 million and S$110 million being partial payment of the special dividend declared in the previous year.

SEC File No: 82-3622

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding (%)	35.0%	28.46%	21.53%	12.15%	29.06%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$930 mil	S$468 mil
Closing market share price (1)	NA	INR 79.8	THB 60.5 (5) THB 61.0 (6)	NA	PHP 695
Market capitalisation					
- Total	NA	S$5.59 bil	S$7.67 bil	NA	S$3.38 bil
- SingTel holding	NA	S$1.59 bil	S$1.66 bil	NA	S$982 mil
Operational Performance :					
Mobile penetration rate (2)	7%	1.8%	34%	80%	22%
Market share (2)	53%	25%	60%	53%	41%
Market position (3)	#1	#1	#1	#1	#2
Mobile subs ('000)					
- Aggregate	8,793	4,617	12,709	3,717	8,082
- Proportionate	3,078	1,311	2,736	452	2,349
Growth in mobile subs (%) (4)	76%	101%	30%	6%	36%

* Inclusive of minority interests

Notes:

(1) Based on closing market price on 30 September 2003, in local currency.

(2) Based on latest data available as at 30 September 2003, except for Globe, which is based on data as at 30 June 2003.

(3) Based on number of cellular subscribers.

(4) Compared against 30 September 2002.

(5) Based on local market price.

(6) Based on foreign market price.

SECTION V: GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"GPRS"	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Sep 2003 (Unaudited) S$ million	30 Sep 2002 (Unaudited) S$ million	31 Mar 2003 (Audited) S$ million
Current assets			
Cash and cash equivalents	1,665	1,031	949
Short term investments	395	264	108
Trade and other debtors	2,236	1,961	2,127
Inventories	214	408	383
	4,510	3,664	3,567
Non-current assets			
Intangibles	553	503	521
Goodwill on consolidation	10,018	10,759	10,295
Property, plant and equipment (net)	12,168	12,990	12,725
Associated companies	5,088	4,816	4,846
Joint venture companies	337	307	359
Long term investments	197	546	227
Deferred tax asset	945	350	953
Other non-current assets	96	334	177
	29,402	30,604	30,103
Total assets	33,912	34,268	33,671
Current liabilities			
Trade and other creditors	3,028	2,277	2,696
Provisions	18	19	19
Advanced billings	516	580	759
Deferred income	52	-	-
Current income tax	399	489	478
Borrowings (unsecured)	61	791	428
Borrowings (secured)	1,085	233	340
	5,158	4,389	4,719
Non-current liabilities			
Borrowings (unsecured)	8,421	9,759	8,946
Borrowings (secured)	115	1,108	958
Long term advance billings	1,186	1,596	1,195
Other non-current liabilities	206	160	204
Deferred income tax	580	682	603
Deferred income	1,252	1,600	1,426
	11,759	14,906	13,332
Total liabilities	16,918	19,294	18,052
Net assets	16,995	14,974	15,619
Share capital and reserves			
Share capital	2,674	2,674	2,674
Translation reserve	692	(41)	210
Other reserves	13,503	11,913	12,586
Interests of shareholders of the Company	16,870	14,546	15,470
Minority interests	125	428	149
	16,995	14,974	15,619

Certain comparatives have been reclassified to conform with current period's presentation.

SEC File No: 82-3622

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY 2003/04						Quarterly FY 2002/03												YTD	
	2Q			1Q			4Q			3Q			2Q			1Q			Half Yr FY2004	Full Yr FY2003
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total		
Income Statement																				
Operating revenue	1,003	1,847	2,849	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	5,810	10,259
Operating expenses (excl . Depreciation)	(504)	(1,326)	(1,830)	(516)	(1,428)	(1,944)	(647)	(1,133)	(1,779)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	(555)	(984)	(1,539)	(3,773)	(6,562)
Operating profit	499	521	1,020	529	487	1,016	533	416	950	575	344	919	606	299	905	642	281	923	2,036	3,697
Other income	8	12	21	6	12	17	14	(12)	2	12	10	22	8	11	19	6	(3)	4	38	46
Operational EBITDA	**507**	**533**	**1,040**	**535**	**499**	**1,033**	**547**	**404**	**952**	**587**	**354**	**941**	**614**	**310**	**924**	**648**	**278**	**926**	**2,074**	**3,743**
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	169	337
Share of results of associates	303	(2)	301	288	3	291	278	(3)	275	198	10	208	377	11	388	178	(17)	162	592	1,032
EBITDA	**894**	**532**	**1,426**	**907**	**502**	**1,409**	**910**	**401**	**1,311**	**869**	**364**	**1,233**	**1,075**	**321**	**1,396**	**911**	**261**	**1,172**	**2,834**	**5,112**
Depreciation & amortisation	(325)	(287)	(612)	(327)	(277)	(604)	(344)	(279)	(623)	(351)	(261)	(612)	(351)	(232)	(583)	(354)	(226)	(579)	(1,216)	(2,396)
Earnings before interest & income tax (EBIT)	**570**	**244**	**814**	**580**	**225**	**805**	**566**	**123**	**688**	**518**	**103**	**622**	**723**	**90**	**813**	**558**	**35**	**593**	**1,618**	**2,716**
Net finance expense	(33)	(60)	(93)	(37)	(56)	(93)	(76)	(58)	(133)	(56)	(56)	(112)	(103)	(59)	(162)	(60)	(60)	(120)	(185)	(527)
Profit before exceptional items	**537**	**184**	**721**	**543**	**169**	**712**	**490**	**65**	**555**	**462**	**47**	**510**	**620**	**31**	**651**	**498**	**(25)**	**473**	**1,433**	**2,189**
Exceptional items	4	(27)	(22)	703	-	703	(718)	-	(718)	(26)	-	(26)	6	(44)	(38)	(37)	-	(37)	681	(819)
Profit before tax	**541**	**158**	**699**	**1,246**	**169**	**1,415**	**(228)**	**65**	**(163)**	**436**	**47**	**484**	**626**	**(13)**	**613**	**461**	**(25)**	**436**	**2,114**	**1,370**
Taxation	(178)	(55)	(232)	(174)	(56)	(230)	(131)	346	216	(182)	(25)	(207)	(178)	(19)	(198)	(58)	(16)	(74)	(462)	(263)
Profit after taxation	**363**	**103**	**467**	**1,072**	**113**	**1,185**	**(358)**	**411**	**53**	**254**	**22**	**277**	**448**	**(33)**	**416**	**403**	**(42)**	**361**	**1,651**	**1,107**
Minority interests	6	-	6	13	-	13	260	-	260	19	-	19	(1)	-	(1)	16	-	16	19	294
Profit attributable to shareholders	**369**	**103**	**473**	**1,085**	**113**	**1,198**	**(99)**	**411**	**313**	**274**	**22**	**296**	**448**	**(33)**	**415**	**418**	**(42)**	**377**	**1,670**	**1,401**
Group Operating Revenue Composition																				
Mobile communications	206	865	1,071	201	812	1,012	203	722	925	205	675	880	211	616	827	207	607	813	2,083	3,445
National telephone	141	478	618	147	425	573	138	373	512	140	364	504	148	316	464	144	315	458	1,191	1,937
Data and Internet	279	217	496	282	204	486	274	191	465	288	185	473	298	179	477	307	173	480	982	1,895
International telephone	194	83	278	201	57	258	206	77	283	206	59	265	231	63	293	250	76	326	535	1,167
IT and engineering services	124	20	144	132	19	150	192	20	212	157	21	178	117	16	133	112	13	125	294	648
C1 Defence Contract	-	40	40	-	250	250	-	-	-	-	-	-	-	-	-	-	-	-	290	-
Postal services	-	-	-	-	-	-	84	-	84	92	-	92	85	-	85	87	-	87	-	348
Miscellaneous [(1)]	58	145	203	83	149	232	83	166	249	84	130	214	93	90	184	91	81	172	435	819
	1,003	1,847	2,849	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	5,810	10,259
Group Operating Expenses Composition																				
Selling and administrative	121	408	529	124	401	524	156	385	541	147	344	491	134	317	452	145	319	465	1,054	1,948
Traffic expenses	122	402	524	117	373	490	147	351	498	138	358	496	158	318	476	149	333	482	1,014	1,951
Staff costs	156	227	382	151	191	342	176	168	344	167	171	338	174	150	324	163	161	324	724	1,329
Cost of sales	82	258	339	102	418	520	142	192	334	127	180	307	85	159	245	81	130	211	859	1,097
Repair and maintenance	29	43	71	27	42	69	37	36	73	22	32	54	35	39	74	27	37	64	140	265
Others	(6)	(11)	(17)	(5)	4	(1)	(12)	1	(11)	(4)	6	2	(10)	(3)	(13)	(11)	5	(6)	(17)	(28)
	504	**1,326**	**1,830**	**516**	**1,428**	**1,944**	**647**	**1,133**	**1,779**	**596**	**1,091**	**1,687**	**577**	**981**	**1,557**	**555**	**984**	**1,539**	**3,773**	**6,562**
Depreciation	**162**	**276**	**439**	**165**	**266**	**431**	**196**	**268**	**464**	**186**	**250**	**437**	**190**	**223**	**412**	**197**	**220**	**417**	**870**	**1,730**
Key Revenue Drivers																				
SingTel:																				
IT Outgoing Mins Total (million) (QTD/YTD)	235			234			235			227			250			274			469	986
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.481			0.496			0.542			0.530			0.558			0.545			0.489	0.542
Res Working DEL (000s)	1,130			1,137			1,145			1,150			1,153			1,155			1,130	1,145
Biz Working DEL (000s)	767			771			775			779			782			784			767	775
Total Working DEL (000s)	1,896			1,908			1,921			1,929			1,935			1,940			1,896	1,921
Total Cellular Subscribers (000s)	1,518			1,530			1,548			1,555			1,514			1,495			1,518	1,548
Cellular ARPU (YTD/QTD) (S$)																				
- Postpaid	70			67			69			70			72			74			69	72
- *Prepaid*	18			15			16			17			16			16			16	16
Optus:																				
Total Cellular Subscribers (000s)		5,073			4,888			4,722			4,537			4,341			4,226		5,073	4,722
Cellular ARPUs (QTD/YTD) (A$)																				
- Postpaid		71			70			68			68			66			63		70	66
- Prepaid		23			22			21			23			18			21		23	21
Consumer Broadband Customers (000s)		531			530			540			541			542			541		531	540

(1) - comprises revenue from sale of equipment, directory advertising, aeronautical and maritime, paging service, cable television, lease of satellite transponders and miscellaneous income.

SEC File No: 82-3622

C2C PTE LTD– KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian network commenced in January 2002 and the trans-Pacific network is expected to be ready-for-service in the third quarter of FY03/04. Currently, C2C has capacity on the Japan-US cable system to provide connectivity between Asia and the USA.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Financials

The net book value of assets of C2C consolidated in the Group's balance sheet as at 30 September 2003 are as follows:

Cash and bank balances – **US$ 9 million** (S$15 million) (fixed charge)
Property, plant and equipment – **US$ 1,230 million** (S$2,129 million)(assignment/fixed charge)
Other assets – **US$ 45 million** (S$77 million)(assignment/ fixed/floating charge)

At 30 September 2003, C2C had an outstanding balance of **US$596 million** under a secured financing facility from a syndicate of banks ("Lenders"). In view of the ongoing restructuring talks with the Lenders, the outstanding balance has been classified under current liabilities in both C2C's and the Group's balance sheet since the first quarter of this financial year.

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books even though its carrying value in SingTel's consolidated accounts is nil as at 31 March 2003.

Summary Income Statements [1]	Quarter 30 Sep 2003 US$ m	Quarter 30 Sep 2002 US$ m	YOY Chge %	Half Year 30 Sep 2003 US$ m	Half Year 30 Sep 2002 US$ m	YOY Chge %
Operating revenue	16	15	3.9	30	30	1.8
Operational EBITDA	5	2	114.7	8	5	47.7
Depreciation	(19)	(26)	-28.6	(37)	(52)	-29.0
EBIT	(14)	(24)	-43.0	(29)	(47)	-37.7
Net finance expense	(1)	(10)	-86.5	(9)	(16)	-43.8
Net loss	(15)	(33)	-55.5	(38)	(63)	-39.3

Note:
(1) After elimination within C2C group of companies.

SEC File No: 82-3622

The results of operations and financial condition of the C2C Group as at 30 September 2003 are prepared on the basis that C2C is a going concern.

Discussions are still ongoing with the Lenders with a view to arriving at a consensual restructuring of C2C's liabilities. SingTel will make the appropriate announcement on the loan restructuring as and when there is a significant development in the discussions.

Claims by Tyco Group

C2C and companies in the Tyco group have executed and completed a Settlement Agreement to resolve outstanding disputes over (i) the Supply Contract relating to the construction of certain segments of the C2C Cable Network; (ii) the C2C Cable Network Fiber Right of Use Agreement relating to the sale of one pair of dark fiber by C2C and (iii) the TGN Cable Network Fiber Right Of Use Agreement relating to the purchase of half fiber pair by C2C.

All default notices previously issued by Tyco in respect of the above disputes are no longer effective.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2003 S$ m	2002 S$ m	%	2003 S$ m	2002 S$ m	%
Operating revenue	**1,847**	**1,280**	**44.3**	**3,762**	**2,544**	**47.9**
Operating expenses	(1,326)	(981)	35.2	(2,754)	(1,965)	40.2
Other income	12	11	11.8	24	8	186.7
Operational EBITDA	**533**	**310**	**71.8**	**1,032**	**588**	**75.5**
- EBITDA margin	***28.9%***	***24.2%***		***27.4%***	***23.1%***	
Share of results of joint ventures	(2)	11	nm	2	(6)	nm
EBITDA	**532**	**321**	**65.4**	**1,033**	**582**	**77.4**
Amortisation of goodwill	(1)	(1)	-	(1)	(1)	-
Depreciation & amortisation	(287)	(231)	24.0	(564)	(456)	23.5
EBIT	**244**	**90**	**172.4**	**469**	**125**	**275.3**
Net finance expense	(60)	(59)	1.5	(116)	(119)	-3.1
Profit before exceptional items	**184**	**31**	**@**	**353**	**6**	**@**
Exceptional items	(27)	(44)	-39.4	(27)	(44)	-39.4
	158	(13)	nm	327	(38)	nm
Taxation	(55)	(19)	180.9	(110)	(36)	208.4
Profit /(loss) after tax	**103**	**(33)**	**nm**	**216**	**(74)**	**nm**

@ represents more than 500%

SEC File No: 82-3622

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) is:

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2003 S$ m	2002 S$ m	Chge %	2003 S$ m	2002 S$ m	Chge %
Operating revenue by product:						
Mobile communications	865	616	40.4	1,676	1,222	37.1
National telephone	478	316	51.0	903	631	43.1
C1 Defence contract	40	-	nm	290	-	nm
Data & Internet	217	179	21.1	421	352	19.5
International telephone	83	63	33.1	140	139	0.6
Sale of equipment	94	53	77.5	194	80	141.0
Cable television	43	37	18.1	85	75	13.7
IT & engineering services	20	16	25.0	39	29	33.2
Others	8	1	@	16	16	-1.9
Total	**1,847**	**1,280**	**44.3**	**3,762**	**2,544**	**47.9**

@ represents more than 500%

The Optus' contribution to certain Group balance sheet items is:

	As at 30 Sep 2003 S$ m	30 Jun 2003 S$ m	31 Mar 2003 S$ m
Property, plant and equipment (net)	**6,561**	**6,618**	**6,151**
Gross debt [1]			
Current debt	112	160.0	492
Non-current debt	2,616	2,894	2,576
Gross debt as reported in balance sheet	2,728	3,054	3,068
Related net hedging balance	48	23	(138)
	2,776	3,077	2,929
Less: cash and bank balances	(47)	(92)	(62)
Net debt [1]	**2,730**	**2,985**	**2,868**
	A$ m	**A$ m**	**A$ m**
Property, plant and equipment (net)	**5,565**	**5,645**	**5,774**
Gross debt [1]			
Current debt	95	137	462
Non-current debt	2,219	2,469	2,418
Gross debt as reported in balance sheet	2,314	2,605	2,880
Related net hedging balance	41	19	(130)
	2,355	2,624	2,750
Less: cash and bank balances	(39)	(78)	(58)
Net debt [1]	**2,315**	**2,546**	**2,692**

Note:

(1) Excludes borrowing from SingTel.

SEC File No: 82-3622

MASNET No. 3 OF 06.11.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003 - SGX "APPENDIX 7.2" ANNOUNCEMENT AND ASX "APPENDIX 4D" AND HALF YEAR REPORT

Attached is the Singapore Exchange Securities Trading Limited "Appendix 7.2" announcement and Austalian Stock Exchange Limited "Appendix 4D" and Half Year Report for the second quarter and half year ended 30 September 2003 for Singapore Telecommunications Limited and its subsidiary companies.

sgx.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/11/2003 to the SGX

SEC File No: 82-3622

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

SGX "Appendix 7.2" Announcement
ASX "Appendix 4D" And Half Year Report
For The Second Quarter And Half Year
Ended 30 September 2003

Contents **Page**

SEC File No: 82-3622

Results for Announcement to the Market (Appendix 4D)
For the Half Year ended 30 September 2003

Group	2003 S$ mil	2002 S$ mil	Percentage Change
Revenue from ordinary activities	5,809.5	4,923.5	18.0%
Profit from ordinary activities after taxation	1,670.2	791.9	110.9%
Net profit attributable to shareholders	1,670.2	791.9	110.9%
Net tangible assets per ordinary share (cents)	26.67	8.92	199.0%

Group	Amount per security (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final dividend	Nil	Not applicable
- interim dividend	Nil	Not applicable

Record date for determining entitlements to dividend	Not applicable

No interim dividends have been proposed or declared for the half year ended 30 September 2003.

Important notes:

This half year report should be read in conjunction with the audited annual report for the financial year ended 31 March 2003 and any announcements to the market during the period.

The figures presented in this announcement have been reviewed by the auditors in accordance with Singapore Standard on Auditing 910 – Engagements to Review Financial Statements.

Consolidated Income Statements (Unaudited)
For the Second Quarter and Half Year ended 30 September 2003

	Notes	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half year 30 Sep 2003 S$ mil	Half year 30 Sep 2002 S$ mil
Operating revenue		2,849.4	2,462.4	5,809.5	4,923.5
Operating expenses		(1,829.7)	(1,557.2)	(3,773.4)	(3,095.8)
Other income	1(b)	20.7	18.9	37.7	22.6
Operational EBITDA		**1,040.4**	**924.1**	**2,073.8**	**1,850.3**
Compensation from IDA		84.2	84.2	168.5	168.5
Amortisation of goodwill on acquisition of subsidiary companies		(142.1)	(142.5)	(282.9)	(285.2)
Depreciation and other amortisation	1(c)	(448.9)	(421.3)	(890.8)	(843.5)
		533.6	**444.5**	**1,068.6**	**890.1**
Exceptional items	1(d)	(22.2)	(37.8)	681.1	(75.2)
Profit on operating activities		**511.4**	**406.7**	**1,749.7**	**814.9**
Associated and joint venture companies					
- share of ordinary results		321.1	180.5	634.7	319.7
- share of exceptional results	1(e)	(19.9)	207.2	(42.7)	229.5
- amortisation of goodwill		(21.2)	(19.3)	(42.5)	(33.6)
		280.0	368.4	549.5	515.6
Profit before interest and tax		**791.4**	**775.1**	**2,299.2**	**1,330.5**
Interest and investment income	1(f)	28.4	(23.8)	53.1	(6.1)
Interest on borrowings	1(g)	(121.1)	(138.2)	(238.5)	(275.8)
Profit before tax		**698.7**	**613.1**	**2,113.8**	**1,048.6**
Taxation	1(h)	(232.1)	(197.6)	(462.4)	(271.7)
Profit after tax		**466.6**	**415.5**	**1,651.4**	**776.9**
Minority interest		5.9	(0.5)	18.8	15.0
Profit attributable to shareholders		**472.5**	**415.0**	**1,670.2**	**791.9**
Basic earnings per share (cents)	1(j)				
- after goodwill		2.65	2.33	9.37	4.44
- before goodwill		3.57	3.24	11.19	6.23
Diluted earnings per share (cents)	1(j)				
- after goodwill		2.65	2.33	9.37	4.44
EBITDA (S$ mil)	1(k)	1,425.8	1,396.0	2,834.3	2,568.0

The accompanying notes form an integral part of these interim financial statements.

Balance Sheets
As at 30 September 2003

	Note	Group 30 Sep 2003 S$ mil (Unaudited)	Group 31 Mar 2003 S$ mil (Audited)	Company 30 Sep 2003 S$ mil (Unaudited)	Company 31 Mar 2003 S$ mil (Audited)
Current assets					
Cash and cash equivalents		1,665.2	949.4	883.7	489.4
Short term investments		394.8	107.9	4.9	20.0
Trade and other debtors		2,236.1	2,126.6	1,323.9	1,368.1
Inventories		214.1	383.4	7.7	10.5
		4,510.2	**3,567.3**	**2,220.2**	**1,888.0**
Non-current assets					
Property, plant and equipment (net)		12,167.6	12,725.2	2,903.1	2,994.0
Goodwill on consolidation		10,018.4	10,294.9	-	-
Intangibles		552.8	521.4	4.5	4.6
Subsidiary companies		-	-	19,901.9	19,972.3
Associated companies		5,087.9	4,845.8	35.4	3.1
Joint venture companies		337.3	358.9	168.9	170.8
Long term investments		197.0	226.5	102.5	131.4
Deferred tax assets		945.2	953.4	-	-
Other non-current assets		95.8	177.1	27.5	25.3
		29,402.0	**30,103.2**	**23,143.8**	**23,301.5**
Total assets		**33,912.2**	**33,670.5**	**25,364.0**	**25,189.5**
Current liabilities					
Trade and other creditors		3,544.1	3,454.6	1,139.8	1,152.9
Provisions		17.8	18.5	-	-
Due to subsidiary companies		-	-	358.7	465.9
Borrowings (unsecured)	1(I)	60.8	427.9	-	-
Borrowings (secured)	1(I)	1,084.9	340.3	-	-
Deferred income		51.9	-	-	-
Current income tax		398.9	477.9	244.9	264.3
		5,158.4	**4,719.2**	**1,743.4**	**1,883.1**
Non-current liabilities					
Due to subsidiary companies		-	-	65.5	101.7
Borrowings (unsecured)	1(I)	8,420.6	8,946.1	6,404.5	6,438.0
Borrowings (secured)	1(I)	114.9	958.1	-	-
Deferred income tax		580.2	603.0	462.2	462.6
Deferred income		1,251.6	1,426.4	1,191.2	1,360.3
Advance billings		1,185.5	1,195.2	-	-
Other non-current liabilities		206.3	203.6	19.7	20.9
		11,759.1	**13,332.4**	**8,143.1**	**8,383.5**
Total liabilities		**16,917.5**	**18,051.6**	**9,886.5**	**10,266.6**
Net assets		**16,994.7**	**15,618.9**	**15,477.5**	**14,922.9**
Share capital and reserves					
Share capital		2,674.1	2,673.9	2,674.1	2,673.9
Reserves		14,195.5	12,796.1	12,803.4	12,249.0
Interest of shareholders of the Company		**16,869.6**	**15,470.0**	**15,477.5**	**14,922.9**
Minority interests		125.1	148.9	-	-
		16,994.7	**15,618.9**	**15,477.5**	**14,922.9**

The accompanying notes form an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)
For the Second Quarter ended 30 September 2003

Group - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 July 2003	2,673.9	4,849.0	9.2	703.2	10,944.6	(2,008.7)	17,171.2
Currency translation differences	-	-	-	(11.1)	-	-	(11.1)
Net losses not recognised in the income statement	-	-	-	(11.1)	-	-	(11.1)
Net profit for the period	-	-	-	-	472.5	-	472.5
Total recognised (losses)/gains for the period	-	-	-	(11.1)	472.5	-	461.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	0.2	1.6	-	-	-	-	1.8
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**692.1**	**10,652.3**	**(2,008.7)**	**16,869.6**

Group - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 July 2002	2,673.9	4,848.8	9.2	66.6	9,488.0	(2,086.9)	14,999.6
Currency translation differences	-	-	-	(107.4)	-	-	(107.4)
Goodwill released	-	-	-	-	-	3.1	3.1
Net (losses)/gains not recognised in the income statement	-	-	-	(107.4)	-	3.1	(104.3)
Net profit for the period	-	-	-	-	415.0	-	415.0
Total recognised (losses)/gains for the period	-	-	-	(107.4)	415.0	3.1	310.7
Final dividends for 2001/2002	-	-	-	-	(764.7)	-	(764.7)
Balance as at 30 Sep 2002	**2,673.9**	**4,848.8**	**9.2**	**(40.8)**	**9,138.3**	**(2,083.8)**	**14,545.6**

The accompanying notes form an integral part of these interim financial statements.

SEC File No: 82-3622

Consolidated Statement of Changes in Equity (Unaudited)
For the Half Year ended 30 September 2003

Group - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	-	-	-	481.8	-	-	481.8
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	-	10.4	10.4
Net gains not recognised in the income statement	-	-	-	481.8	-	10.4	492.2
Net profit for the period	-	-	-	-	1,670.2	-	1,670.2
Total recognised gains for the period	-	-	-	481.8	1,670.2	10.4	2,162.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	0.2	1.8	-	-	-	-	2.0
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**692.1**	**10,652.3**	**(2,008.7)**	**16,869.6**

Group - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	22.9	9,111.1	(2,086.9)	14,579.0
Currency translation differences	-	-	-	(63.7)	-	-	(63.7)
Goodwill released	-	-	-	-	-	3.1	3.1
Net (losses)/gains not recognised in the income statement	-	-	-	(63.7)	-	3.1	(60.6)
Net profit for the period	-	-	-	-	791.9	-	791.9
Total recognised (losses)/gains for the period	-	-	-	(63.7)	791.9	3.1	731.3
Final dividends for 2001/2002	-	-	-	-	(764.7)	-	(764.7)
Balance as at 30 Sep 2002	**2,673.9**	**4,848.8**	**9.2**	**(40.8)**	**9,138.3**	**(2,083.8)**	**14,545.6**

The accompanying notes form an integral part of these interim financial statements.

SEC File No: 82-3622

Statements of Changes in Equity (Unaudited)
For the Second Quarter ended 30 September 2003

Company - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 July 2003	2,673.9	4,849.0	9.2	24.6	8,402.3	15,959.0
Currency translation differences	-	-	-	2.8	-	2.8
Net gains not recognised in the income statement	-	-	-	2.8	-	2.8
Net profit for the period	-	-	-	-	278.7	278.7
Total recognised gains for the period	-	-	-	2.8	278.7	281.5
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	0.2	1.6	-	-	-	1.8
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**27.4**	**7,916.2**	**15,477.5**

Company - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 July 2002	2,673.9	4,848.8	9.2	(57.2)	7,342.3	14,817.0
Currency translation differences	-	-	-	2.3	-	2.3
Net gains not recognised in the income statement	-	-	-	2.3	-	2.3
Net profit for the period	-	-	-	-	192.5	192.5
Total recognised gains for the period	-	-	-	2.3	192.5	194.8
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance as at 30 Sep 2002	**2,673.9**	**4,848.8**	**9.2**	**(54.9)**	**6,770.1**	**14,247.1**

The accompanying notes form an integral part of these interim financial statements.

Statements of Changes in Equity (Unaudited)
For the Half Year ended 30 September 2003

Company - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	30.1	-	30.1
Net gains not recognised in the income statement	-	-	-	30.1	-	30.1
Net profit for the period	-	-	-	-	1,287.3	1,287.3
Total recognised gains for the period	-	-	-	30.1	1,287.3	1,317.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	0.2	1.8	-	-	-	2.0
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**27.4**	**7,916.2**	**15,477.5**

Company - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	-	-	-	46.6	-	46.6
Net gains not recognised in the income statement	-	-	-	46.6	-	46.6
Net profit for the period	-	-	-	-	603.0	603.0
Total recognised gains for the period	-	-	-	46.6	603.0	649.6
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance as at 30 Sep 2002	**2,673.9**	**4,848.8**	**9.2**	**(54.9)**	**6,770.1**	**14,247.1**

The accompanying notes form an integral part of these interim financial statements.

Consolidated Cash Flow Statements (Unaudited)
For the Second Quarter and Half Year ended 30 September 2003

	Quarter		Half Year	
	30 Sep 2003 S$ mil	30 Sep 2002 S$ mil	30 Sep 2003 S$ mil	30 Sep 2002 S$ mil
Cash Flows from Operating Activities				
Profit before tax	698.7	613.1	2,113.8	1,048.6
Adjustments for:				
Amortisation of goodwill	163.3	161.8	325.4	318.8
Amortisation - others	10.4	8.9	21.0	14.1
Depreciation of property, plant and equipment	438.5	412.4	869.8	829.4
Exceptional items	22.2	37.8	(681.1)	75.2
IDA compensation	(84.2)	(84.2)	(168.5)	(168.5)
Interest and investment income	(28.4)	23.8	(53.1)	6.1
Interest on borrowings	121.1	138.2	238.5	275.8
Net loss on disposal of property, plant and equipment	2.6	5.9	1.2	8.8
Property, plant and equipment written off	-	-	0.1	-
Share of results of associated and joint venture companies	(301.2)	(387.7)	(592.0)	(549.2)
Other non cash items	-	24.3	2.0	(1.5)
	344.3	341.2	(36.7)	809.0
Operating cash flow before working capital changes	**1,043.0**	**954.3**	**2,077.1**	**1,857.6**
Changes in operating assets and liabilities				
Trade and other debtors	80.9	0.2	37.4	215.2
Trade and other creditors	(170.5)	(203.6)	(211.4)	(197.6)
Inventories	(1.0)	(3.9)	(37.5)	(31.3)
Provisions	(0.6)	-	(0.7)	0.5
Currency translation adjustments of subsidiary companies	(4.1)	(2.9)	(2.2)	(7.7)
Cash generated from operations	**947.7**	**744.1**	**1,862.7**	**1,836.7**
Dividends received from associated and joint venture companies	171.3	42.4	304.9	99.6
Dividends received from Singapore Post Limited (1)	110.0	-	110.0	-
Income tax paid	(199.8)	(230.2)	(217.7)	(244.2)
Net cash inflow from operating activities	**1,029.2**	**556.3**	**2,059.9**	**1,692.1**

The accompanying notes form an integral part of these interim financial statements.

SEC File No: 82-3622

Consolidated Cash Flow Statements (Unaudited) (continued)
For the Second Quarter and Half Year ended 30 September 2003

	Quarter		Half Year	
	30 Sep 2003 S$ mil	30 Sep 2002 S$ mil	30 Sep 2003 S$ mil	30 Sep 2002 S$ mil
Cash Flows from Investing Activities				
Dividends received from other investments	5.2	0.1	10.4	4.2
Interest received	12.3	7.7	19.7	16.1
Payment for purchase of subsidiary (2)	(6.1)	-	(6.1)	-
Proceeds from divestment of subsidiary, net of cash disposed (3)	-	-	348.8	-
Proceeds from sale of Yellow Pages directory assets and businesses (4)	6.6	-	222.7	-
Adjustment to proceeds from disposal of subsidiary - Dingo Blue settlement	(26.6)	-	(26.6)	-
Investment in associated and joint venture companies	-	(768.2)	(0.6)	(768.2)
Proceeds from liquidation / sale of associated and joint venture companies	-	-	1.4	-
Long term loans to associated and joint venture companies	-	(40.3)	(2.1)	(72.8)
Loans repaid by associated and joint venture companies	-	4.1	-	9.4
Recovery of investment in non-current investment previously written off	-	2.7	-	9.8
Investment in long term investments	(0.3)	(0.2)	(0.9)	(0.5)
Proceeds from sale of long term investments	-	13.0	56.6	49.4
Net (purchase) / sale of short term investments	(273.9)	39.0	(279.3)	195.5
Payment for purchase of property, plant and equipment	(266.6)	(339.5)	(557.1)	(940.8)
Proceeds from sale of property, plant and equipment	33.2	(11.0)	36.4	5.4
Payment for purchase of licences	(0.6)	(0.4)	(2.5)	(1.1)
Net cash outflow from investing activities	**(516.8)**	**(1,093.0)**	**(179.2)**	**(1,493.6)**
Cash Flows from Financing Activities				
Proceeds from term loans	809.1	464.9	1,941.4	1,690.6
Repayment of term loans	(1,094.6)	(319.8)	(2,283.4)	(1,501.4)
Proceeds from bond issue	-	-	300.0	-
Bonds repurchased	(485.0)	-	(485.0)	-
Premium paid on bonds repurchased	(16.5)	-	(16.5)	-
Balance pending settlement of bonds repurchased	502.4	-	502.4	-
Finance lease payments	(23.5)	(17.3)	(110.3)	(39.3)
Net interest paid on borrowings and swaps	(97.4)	(102.3)	(244.5)	(281.6)
Repayment of loan from minority shareholder	-	-	(6.3)	-
Proceeds from issue of shares	1.8	-	2.0	-
Dividends paid to shareholders	(764.8)	(764.7)	(764.8)	(764.7)
Net cash outflow from financing activities	**(1,168.5)**	**(739.2)**	**(1,165.0)**	**(896.4)**
Net (decrease)/increase in cash and cash equivalents	(656.1)	(1,275.9)	715.7	(697.9)
Cash and cash equivalents at beginning of period	2,321.2	2,306.9	949.4	1,728.9
Cash and cash equivalents at 30 Sep	**1,665.1**	**1,031.0**	**1,665.1**	**1,031.0**

The accompanying notes form an integral part of these interim financial statements.

Notes to the consolidated cash flow statements

For the purpose of the consolidated cash flow statements, cash and cash equivalents comprise:

	As at 30 Sep 2003 S$ mil	As at 30 Sep 2002 S$ mil
Fixed deposits	1,478.4	698.5
Cash and bank balances	186.8	332.5
Less: bank overdrafts	(0.1)	-
	1,665.1	**1,031.0**

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 September 2003 is S$15.4 million (US$8.9 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group"), which is subject to a fixed charge.

Note (1): Dividends from Singapore Post Limited

This represents a portion of the $200 million special dividend that was declared prior to 31 March 2003, when Singapore Post Limited ("SingPost") was a wholly owned subsidiary of SingTel.

Note (2): Payment for purchase of subsidiary

In the current quarter ended 30 September 2003, NCS Pte. Ltd. (formerly known as National Computer Systems Private Limited), a wholly owned subsidiary company of SingTel, paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with the terms and conditions in the sale and purchase agreement.

Notes to the cash flow statements (continued)

Note (3): Divestment of subsidiary company

Fair values of identifiable net assets of SingPost divested (as of 1 April 2003 adjusted for bond issue of S$300 million raised on 11 April 2003) were:

	S$ mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	545.2
Gross proceeds	761.1
Less: cash and cash equivalents in subsidiary company divested	(412.3)
Net cash inflow on divestment	348.8

Note (4): Proceeds from sale of Yellow Pages directory assets and businesses

As at 30 September 2003, Singapore Yellow Pages Pte Ltd (now renamed "SingTel Interactive Pte Ltd"), a wholly owned subsidiary of SingTel, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

Fair values of identifiable net assets of the directory assets and businesses sold were:

	S$ mil
Property, plant and equipment	33.6
Non-current assets (excluding property, plant and equipment)	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.1
Total cash inflow on sale after final price adjustment	222.7
Cash inflow as at 30 June 2003	216.1
Incremental cash inflow for quarter ended 30 Sep 03	6.6

1. Selected notes to the interim financial statements

(a) Basis of preparation

The same accounting policies and methods of computation as in the Group's most recently audited financial statements for the financial year ended 31 March 2003 have been applied.

In compliance with the Companies Act (Accounting Standards) Regulations 2002 which were issued by the Ministry of Finance on 18 December 2002, the Group and Company prepare their financial statements in accordance with Financial Reporting Standards ("FRS") with effect from 1 April 2003.

The adoption of FRS does not have material impact on the financial statements of the Group and Company.

This half year report, expressed in Singapore dollars, have been prepared under the historical cost convention, and is in accordance with FRS 34 - ***Interim Financial Reporting.***

(b) Other income

Group	Quarter 30 Sep		Half Year 30 Sep	
	2003 S$ mil	2002 S$ mil	2003 S$ mil	2002 S$ mil
Net exchange gain/(loss) - trade related	5.2	(0.9)	6.7	(8.6)
Rental income	3.1	6.2	6.5	14.8
Bad trade debts recovered	3.9	-	5.2	1.1
Net loss on disposal of property, plant and equipment	(2.6)	(5.9)	(1.2)	(8.8)
Property, plant and equipment written off	-	-	(0.1)	-
Others	11.1	19.5	20.6	24.1
	20.7	18.9	37.7	22.6

(c) Depreciation and other amortisation

Group	Quarter 30 Sep		Half Year 30 Sep	
	2003 S$ mil	2002 S$ mil	2003 S$ mil	2002 S$ mil
Depreciation of property, plant and equipment	(438.5)	(412.4)	(869.8)	(829.4)
Amortisation of intangibles	(11.4)	(14.1)	(22.5)	(21.8)
Amortisation of sale and leaseback income	5.9	4.9	11.6	10.1
Other amortisation	(4.9)	0.3	(10.1)	(2.4)
	(448.9)	(421.3)	(890.8)	(843.5)

1. Selected notes to the interim financial statements (continued)

(d) Exceptional items

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Exceptional gains				
Gain on divestment of subsidiary company	-	-	545.2	-
Gain on sale of the Yellow Pages directory assets and businesses	5.0	-	160.1	-
Gain on sale of non-current investments	-	4.7	3.3	6.9
Recovery of investment in non-current investment previously written off	-	1.6	1.4	11.0
Gain on disposal of business units	-	2.8	-	2.8
Writeback of provision for diminution in value of non-current investments	-	3.6	-	2.7
	5.0	12.7	710.0	23.4
Exceptional losses				
Settlement of Dingo Blue legal suit	(26.6)	-	(26.6)	-
Provision for diminution in value of non-current investments	(0.6)	(3.3)	(2.3)	(50.1)
Loss on sale of non-current investments	-	(3.3)	-	(4.6)
Provision for international settlement differences	-	(43.9)	-	(43.9)
	(27.2)	(50.5)	(28.9)	(98.6)
	(22.2)	(37.8)	681.1	(75.2)

(e) Exceptional items – associated and joint venture companies

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Exceptional gains				
Refund of notional interest on license fee	-	-	8.2	-
Gain on disposal of subsidiary company and associated companies	-	227.7	-	250.0
Volume rebates and writeback of provisions made in prior years	-	14.9	-	14.9
Others	11.3	-	9.7	-
	11.3	242.6	17.9	264.9
Exceptional losses				
Effects of Punjab license expensed	-	-	(23.0)	-
Impairment charge of property, plant and equipment	(18.2)	(24.0)	(22.3)	(24.0)
Provision for non-current investment	(13.0)	-	(13.0)	-
Network migration costs	-	(3.6)	-	(3.6)
Others	-	(7.8)	(2.3)	(7.8)
	(31.2)	(35.4)	(60.6)	(35.4)
	(19.9)	207.2	(42.7)	229.5

1. Selected notes to the interim financial statements (continued)

(f) Interest and investment income

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Interest income from				
- associated and joint venture companies	9.6	0.6	13.7	1.9
- fixed deposits, current accounts and bonds	2.6	5.7	6.2	10.2
- others	0.2	0.8	1.0	3.7
	12.4	7.1	20.9	15.8
Amortisation of discount on bonds	-	-	(0.1)	0.1
Gross dividends from				
- quoted equity investments	5.1	2.3	9.2	2.3
- unquoted equity investments	0.1	0.1	0.1	1.6
- other quoted investments	-	0.2	-	0.4
Net (loss) / gain on sale of short term investments	(11.4)	(6.0)	(11.4)	1.0
Writeback of provision / (provision) for diminution in value of short term investments	15.4	(26.9)	19.9	(50.6)
Related net exchange gain / (loss)	6.7	(0.1)	14.3	23.2
Others	0.1	(0.5)	0.2	0.1
	28.4	(23.8)	53.1	(6.1)

(g) Interest on borrowings

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Interest expense incurred on				
- bonds	134.9	133.5	266.1	264.2
- bank loans	8.8	30.5	20.9	54.2
- finance lease	3.4	4.6	7.8	9.3
- loan from a minority shareholder	1.1	1.2	2.7	2.4
- interest rate hedging contracts	(34.8)	(29.4)	(62.0)	(54.6)
- others	3.3	3.8	8.3	12.5
Premium on bond buy back	16.5	-	16.5	-
Amortisation of bonds and related costs	3.0	1.0	3.5	1.9
	136.2	145.2	263.8	289.9
Less: waiver of interest	(10.3)	-	(10.3)	-
Less: amounts capitalised in the balance sheets	(4.8)	(7.0)	(15.0)	(14.1)
	121.1	138.2	238.5	275.8

1. Selected notes to the interim financial statements (continued)

(h) Taxation

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Tax expense attributable to current period's profits				
Current and deferred	145.2	167.6	286.6	292.7
Adjustments in respect of prior year				
Current and deferred				
- change in tax rate [1]	-	-	-	(122.9)
- others	(1.7)	(29.3)	(2.0)	(27.0)
Share of taxes of associated and joint venture companies				
- ordinary activities	92.9	61.2	183.3	130.8
- exceptional items	(4.3)	(1.9)	(5.5)	(1.9)
Tax expense for the period	232.1	197.6	462.4	271.7

Note (1)
The Group's tax expense for the half year ended 30 September 2002 includes an adjustment of S$122.9 million arising from the reduction in the Singapore corporate tax rate from 24.5% to 22.0% which was announced by the Singapore Government on 3 May 2002.

(i) Other income statement items

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Provision for doubtful debts				
- third parties (trade)	36.5	29.2	73.1	59.5
- third parties (non-trade)	0.6	-	0.6	-
Bad trade debts written off	0.1	0.1	0.1	0.2
Provision for inventory obsolescence	-	2.0	0.2	7.2
Inventory written off	0.2	-	0.3	-

1. Selected notes to the interim financial statements (continued)

(j) Earnings per share

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Group's net profit	472.5	415.0	1,670.2	791.9
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	142.1	142.5	282.9	285.2
- associated and joint venture companies	21.2	19.3	42.5	33.6
Group's net profit (pre-goodwill)	635.8	576.8	1,995.6	1,110.7
Weighted average number of ordinary shares in issue for calculation of basic earnings per share ('000)	17,826,508	17,825,826	17,826,178	17,825,826
Adjustment for assumed conversion of share options ('000)	7,568	486	2,364	756
Weighted average number of ordinary shares for calculation of diluted earnings per share ('000)	17,834,076	17,826,312	17,828,542	17,826,582

No adjustment is made to earnings for the purpose of calculation of fully diluted earnings per share.

(k) Earnings before interest, tax, depreciation and amortisation ("EBITDA")

Group	Quarter 30 Sep 2003 S$ mil	Quarter 30 Sep 2002 S$ mil	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
EBITDA is defined as follows:				
Profit before tax	698.7	613.1	2,113.8	1,048.6
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	142.1	142.5	282.9	285.2
- associated and joint venture companies	21.2	19.3	42.5	33.6
Depreciation and other amortisation	448.9	421.3	890.8	843.5
Exceptional items	22.2	37.8	(681.1)	75.2
Interest and investment income	(28.4)	23.8	(53.1)	6.1
Interest on borrowings	121.1	138.2	238.5	275.8
EBITDA	1,425.8	1,396.0	2,834.3	2,568.0

1. Selected notes to the interim financial statements (continued)

(l) Group's borrowings and debt securities

Group	As at 30 Sep 2003 S$ mil	As at 31 Mar 2003 S$ mil
Unsecured borrowings		
Repayable within one year	60.8	427.9
Repayable after one year	8,420.6	8,946.1
	8,481.4	9,374.0
Secured borrowings		
Repayable within one year, or on demand	1,084.9	340.3
Repayable after one year	114.9	958.1
	1,199.8	1,298.4
	9,681.2	10,672.4

Group	As at 30 Sep 2003 S$ mil	As at 31 Mar 2003 S$ mil
Secured borrowings comprise:		
Finance lease liabilities	168.4	253.7
Bank loans	1,031.4	1,044.7
	1,199.8	1,298.4

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 30 September 2003 is S$122.0 million (31 March 2003: S$163.5 million).

The bank loans are secured on the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to S$2.22 billion or US$1.28 billion as at 30 September 2003 (31 March 2003: S$2.46 billion or US$1.39 billion).

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the Lenders.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the second quarter and half year ended 30 September 2003 for more information in respect of C2C Group.

1. Selected notes to the interim financial statements (continued)

(m) Details of material associated and joint venture companies (ASX Appendix 4D)

Group	Half Year 30 Sep 2003 S$ mil	Half Year 30 Sep 2002 S$ mil
Profit before tax		
- ordinary activities	634.7	319.7
- exceptional items	(42.7)	229.5
Income tax on ordinary activities		
- ordinary activities	(183.3)	(130.8)
- exceptional items	5.5	1.9
	414.2	420.3
Amortisation of goodwill on acquisition of associated and joint venture companies	(42.5)	(33.6)
Share of net profit of associated and joint venture companies	371.7	386.7

Group	Equity interest As at 30 Sep 2003 %	Equity interest As at 30 Sep 2002 %	Contribution to net profit after tax (1) Half Year 30 Sep 2003 S$ mil	Contribution to net profit after tax (1) Half Year 30 Sep 2002 S$ mil
Equity accounted associated and joint venture companies				
Belgacom S.A.	12.15	12.15	118.8	319.0
PT Telekomunikasi Selular	35.00	35.00	120.1	49.6
Advanced Info Service Public Co. Ltd	21.53	21.55	91.7	51.2
Globe Telecom, Inc.	29.06	29.06	47.6	22.3
Others			(6.5)	(55.4)
			371.7	386.7

Note (1)
Includes amortisation of goodwill.

The details of associated and joint venture companies are set out in Note 7 and Note 8 to the interim financial statements respectively.

1. Selected notes to the interim financial statements (continued)

(n) Details of entities over which control has been lost during the period (ASX Appendix 4D)

Singapore Post Limited ("SingPost"), a wholly owned subsidiary company of SingTel as at 31 March 2003, was deconsolidated with effect from 1 April 2003 following the reduction of SingTel's equity interest upon the initial public offering of SingPost's shares.

Under Singapore Financial Reporting Standards, the results and net assets of SingPost are to be deconsolidated in the Group's financial statements from the date of divestment on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting of SingPost's results based on its equity interest of 31% from 1 April 2003.

SingPost and its subsidiary companies reported a net profit for the quarter and half year ended 30 September 2002 of S$26.7 million and S$53.5 million respectively.

(o) Share capital and other equity information

Group and Company	Quarter 30 Sep 2003 S$ mil
Issued and fully paid	
Ordinary shares of S$0.15 each ("Shares")	
Balance as at 1 July - 17,825,948,794 Shares	2,673.9
Issue of 1,213,200 Shares	0.2
Balance as at 30 September - 17,827,161,994 Shares	2,674.1

Issue of new shares

In the current quarter ended 30 September 2003, the Company issued 1,213,200 ordinary shares of S$0.15 each upon the exercise of 1,213,200 share options at the exercise price of between S$1.42 and S$1.69 per share.

Outstanding share options

The number of share options under the Singapore Telecom Executives' Share Option Scheme and Singapore Telecom Share Option Scheme 1999 as at 30 September 2003 was nil (30 September 2002: 3,250,131) and 234,639,100 (30 September 2002: 255,962,850) respectively.

1. Selected notes to the interim financial statements (continued)

(o) Share capital and other equity information (continued)

The number of share options under the Optus Executive Option Plan as at 30 September 2003 was 4,397,950 (30 September 2002: 6,062,450). Under the Optus Executive Option Plan, on the exercise of these options, SingTel Optus Pty Limited ("SingTel Optus") will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in the Company in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 September 2003 was 241,939,697 shares (30 September 2002: 269,276,648 shares).

As at 30 September 2003, the Company granted 37,620,319 performance shares to employees of the Group under the Executives' Performance Share Plan. The vesting of these shares is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, which is currently prescribed to be a three-year period, the final number of performance shares awarded will depend on the level of achievement of those targets. Existing ordinary shares shall be purchased for delivery to the participants.

(p) Net asset value

	Group As at 30 Sep 2003	Group As at 31 Mar 2003	Company As at 30 Sep 2003	Company As at 31 Mar 2003
Net assets per ordinary share (cents)	94.63	86.78	86.82	83.72

(q) Contingent liabilities

Guarantees

As at 30 September 2003

(i) The Company and certain subsidiary companies guaranteed an A$500.0 million (S$589.5 million) loan facility entered into by SingTel Optus Pty Limited ("SingTel Optus"). The facility matures on 6 May 2005. A$50.0 million (S$59.0 million) had been drawn down as at 30 September 2003.

(ii) The Company provided a guarantee to Optus Finance Pty Limited (a subsidiary of SingTel Optus) for its indebtedness under the Standby Cash Advance Facilities of A$200.0 million (S$235.8 million) maturing in October 2003 and A$50.0 million (S$59.0 million) had been drawn down as at 30 September 2003.

(iii)The Group and Company provided bankers' guarantees and insurance bonds of S$208.5 million and S$107.0 million (31 March 2003: S$215.6 million and S$97.9 million) respectively.

1. Selected notes to the interim financial statements (continued)

(q) Contingent liabilities (continued)

Guarantees (continued)

(iv)The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a contract to provide information technology services.

(v) A subsidiary company provided performance guarantees amounting to S$110.8 million (31 March 2003: S$113.0 million) to a third party in respect of a joint venture company.

Claim by AGL Limited

As disclosed in SingTel 2002/2003 annual report, AGL Technology Commerce Pty Limited ("AGL") purchased Dingo Blue Pty Limited, a former subsidiary of SingTel Optus, in December 2000. A dispute has arisen with AGL over this sale.

The dispute has now been settled by payment of A$23.0 million (S$26.6 million) by Optus Mobile Pty Limited (subsidiary of SingTel Optus) to AGL.

Audit of Tax Losses

As disclosed in SingTel 2002/2003 annual report, the Australian Taxation Office has commenced an audit of SingTel Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as of 30 September 2003 would be a reduction in deferred tax assets due to tax losses of A$177.0 million (S$208.7 million), and a reduction in unrecognised tax losses with tax effect of A$264.3 million (S$311.6 million).

Claim by Seven Network Limited

As disclosed in SingTel 2002/2003 annual report, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. SingTel Optus will vigorously defend the claims.

There has been no further development since 31 March 2003.

1. Selected notes to the interim financial statements (continued)

(q) Contingent liabilities (continued)

Notices to impose charges on cables

As disclosed in SingTel 2002/2003 annual report, notices seeking to impose charges on aerial and underground cables have been issued by a number of councils, and other councils have indicated they intend to issue such notices. An initial hearing in the Federal Court found in favour of the councils, but SingTel Optus Group appealed against this verdict. The Full Court of the Federal Court heard a joint appeal with Telstra Corporation Limited in May 2001. In April 2002, the Court found for SingTel Optus on the basis that the relevant state legislation had the effect of discriminating against carriers and was therefore inconsistent with clause 44(1) of schedule 3 to the Telecommunications Act.

In October 2003, the High Court heard an appeal from the decision of the Full Court of the Federal Court. The High Court reserved its decision. In the event SingTel Optus is unsuccessful, the potential liability at 30 September 2003 is estimated at between A$25.0 million (S$29.5 million) and A$37.0 million (S$43.6 million), with the maximum annual liability thereafter estimated at between A$20.0 million (S$23.6 million) and A$30.0 million (S$35.4 million).

Disputes with an international carrier and a service provider

SingTel Optus is in dispute with an international carrier and a service provider regarding amounts due under contracts. Not all parties have filed detailed claims, and these disputes have yet to be heard by a court. SingTel Optus has also claimed for amounts due to it. Taking this into account, the most likely outcome is not expected to have a material impact on the financial statements of SingTel Optus.

(r) Post balance sheet events

In October 2003, SingTel announced its acceptance of the offer from DeTeAsia Holding GmbH ("DeTeAsia") to purchase 15.64 million common shares of Globe at Peso 680 per share, amounting to approximately S$339 million. In addition, Globe has also obtained approval to repurchase 12 million shares at the same price from DeTeAsia to facilitate improved shareholder returns and achieve a more optimum capital structure. Ayala Corporation ("Ayala"), the other shareholder, will purchase from DeTeAsia 10.04 million Globe shares. SingTel's equity interest in Globe will rise to 42.7% upon completion of the above transactions.

(s) Comparative figures

Certain comparative figures have been reclassified to conform to current period's presentation.

2. Segment information
For The Half Year Ended 30 September 2003

Primary Reporting Format - Geographical Segments

Group Half year ended 30 Sep 2003	Singapore S$ mil	Australia S$ mil	Others S$ mil	Eliminations S$ mil	Total S$ mil
Total revenue from external customers	1,956.5	3,762.3	90.7	-	5,809.5
Inter-segment revenue	16.3	-	36.5	(52.8)	-
Operating revenue	**1,972.8**	**3,762.3**	**127.2**	**(52.8)**	**5,809.5**
Segment results	741.5	443.4	(65.1)	25.5	1,145.3
Other income	37.3	23.8	0.5	(23.9)	37.7
Amortisation of goodwill [1]	-	(280.2)	(2.7)	-	(282.9)
Compensation from IDA	168.5	-	-	-	168.5
Profit/(loss) before exceptional items	**947.3**	**187.0**	**(67.3)**	**1.6**	**1,068.6**
Exceptional items					
- allocated	706.8	(26.6)	-	-	680.2
- unallocated					0.9
Profit on operating activities					**1,749.7**
Share of results of associated and joint venture companies (after goodwill amortisation)	26.2	1.7	521.6	-	549.5
Profit before interest and tax					**2,299.2**
Interest and investment income					53.1
Interest on borrowings					(238.5)
Profit on ordinary activities before tax					**2,113.8**

2. Segment information (continued)
For The Half Year Ended 30 September 2003

Primary Reporting Format - Geographical Segments

Group Half year ended 30 Sep 2002	Singapore S$ mil	Australia S$ mil	Others S$ mil	Eliminations S$ mil	Total S$ mil
Total revenue from external customers	2,299.1	2,544.5	79.9	-	4,923.5
Inter-segment revenue	11.5	-	28.3	(39.8)	-
Operating revenue	**2,310.6**	**2,544.5**	**108.2**	**(39.8)**	**4,923.5**
Segment results	918.1	122.3	(96.3)	40.1	984.2
Other income	47.2	8.3	(2.2)	(30.7)	22.6
Amortisation of goodwill [1]	-	(285.2)	-	-	(285.2)
Compensation from IDA	168.5	-	-	-	168.5
Profit/(loss) before exceptional items	**1,133.8**	**(154.6)**	**(98.5)**	**9.4**	**890.1**
Exceptional items					
- allocated	(45.4)	(43.9)	11.0	-	(78.3)
- unallocated					3.1
Profit on operating activities					**814.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	(16.8)	(5.6)	538.0	-	515.6
Profit before interest and tax					**1,330.5**
Interest and investment income					(6.1)
Interest on borrowings					(275.8)
Profit on ordinary activities before tax					**1,048.6**

Note (1)
Amortisation of goodwill for the Australia geographical segment includes S$279.0 million (2002: $284.1 million) goodwill charge on the acquisition of SingTel Optus Group.

3. Dividend

In the half year ended 30 September 2003, a final dividend of 5.5 cents per share, less tax at 22%, of S$764.8 million was paid in respect of the financial year ended 31 March 2003.

The directors do not propose the payment of any interim dividend for the current half year. No interim dividend was proposed in the same period last year.

4. Review of performance of the Group

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2003.

5. Where a forecast, or prospect statement has been previously disclosed to shareholders, any variance between it and the actual results

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2003.

6. A commentary at the date of the announcement of the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2003.

7. Associated companies of the Group

Name of Company	Percentage of Effective Equity Held by the Group 30 Sep 03 %	30 Sep 02 %
Abacus Travel Systems Pte Ltd	30.0	30.0
ADSB Telecommunications B.V.	24.3	24.3
Advanced Info Service Public Co. Ltd	21.5	21.6
APT Satellite Holdings Limited	20.4	20.4
APT Satellite International Company Limited	28.6	28.6
Asiacom Philippines, Inc.	20.0	20.0
Belgacom S.A.	12.15	12.15
Bharti Telecom Ltd	27.0	27.0
Bharti Tele-Ventures Ltd	28.5	28.5
G3 Worldwide Mail N.V. (2)	-	24.5
Globe Telecom Holdings, Inc.	42.5	42.5
Globe Telecom, Inc.	29.1	29.1
Infoserve Technology Corp. (Cayman Islands)	25.0	26.8
Media Corp Press Ltd	23.1	-
New Century Infocomm Tech Co. Ltd.	24.3	24.3
Point Asia Dot Com (Thailand) Limited	-	31.1
PT Telekomunikasi Selular	35.0	35.0
Singapore Post Limited (1)	31.0	-
Teleinfo Media Co. Ltd	25.0	25.0
VA Dynamics Sdn Bhd	49.0	49.0

Notes

(1) Singapore Post Limited ("SingPost"), a wholly owned subsidiary of SingTel as at 30 September 2002 and 31 March 2003, was reclassified from a subsidiary company to an associated company following the reduction of SingTel's equity interest from 100% to 31% upon the initial public offering of SingPost's shares.

(2) This associated company constitutes part of SingPost Group.

8. Joint venture companies of the Group

Name of Company	Percentage of Effective Equity Held by the Group 30 Sep 03 %	30 Sep 02 %
Acasia Communications Sdn Bhd	16.8	18.8
ACPL Marine Pte Ltd	41.7	41.7
APT Satellite Telecommunications Limited (1)	56.2	56.2
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holding Sdn Bhd	17.6	17.6
Bharti Aquanet Limited	49.0	49.0
Devonshire Pte Ltd (2) *(formerly known as Virgin Mobile (Singapore) Pte Ltd)*	-	44.7
Digital Network Access Communications Pte Ltd	50.0	50.0
Failsafe Corporation (Singapore) Pte Ltd	-	50.0
Forward Media Sdn Bhd	-	50.0
G3 Worldwide Aspac Pte Ltd (1) (3)	-	62.3
G3 Worldwide Distribution (Singapore) Pte Ltd (1) (3)	-	62.3
ID.Safe Pte Ltd (3)	-	50.0
ILJIN C2C, Ltd	29.2	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0
Integrated Databases India Ltd	49.0	49.0
Integrated Payment Venture Pte Ltd	50.0	50.0
International Cableship Pte Ltd	45.0	45.0
Lycos Asia Limited	50.0	50.0
Mail Boxes Exchange (MBE) Pte Ltd (3)	-	50.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International	40.0	40.0

8. Joint venture companies of the Group (continued)

Name of Company	Percentage of Effective Equity Held by the Group 30 Sep 03 %	 30 Sep 02 %
PT SkyTelindo Services	-	30.0
Radiance Communications Pte Ltd	50.0	50.0
SESAMi Inc.	44.5	44.5
S-Net Freight (Holdings) Pte Ltd [(3)]	-	40.0
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
Virgin Mobile (Asia) Pte Ltd	-	44.7
Virgin Mobile (Australia) Pty Limited	30.2	36.5
Virgin Mobile (Hong Kong) Limited	-	44.7
Virgin Mobile Holdings Pte Ltd [(1)]	-	50.6

Notes

(1) The Group regards these companies as joint venture companies, notwithstanding that it has more than 50% of the companies' respective issued share capital, because it exercises joint control.

(2) During the year ended 31 March 2003, the Group increased its interest in Devonshire Pte Ltd (formerly known as Virgin Mobile (Singapore) Pte Ltd) from 44.7% to 100%. Accordingly, it is reclassified from a joint venture company to a subsidiary company.

(3) These joint venture companies constitute part of SingPost Group.

Independent review report to the shareholders of Singapore Telecommunications Limited (incorporated in Singapore) – For the Second Quarter and Half year ended 30 September 2003

We have reviewed the Financial Information set out on Pages 3 to 29, comprising the following -

- Consolidated Income Statements (Unaudited) For the Second Quarter and Half Year ended 30 September 2003;
- Balance Sheets (Unaudited) as at 30 September 2003 (Group and Company);
- Consolidated Statement of Changes in Equity (Unaudited) For the Second Quarter and Half Year ended 30 September 2003;
- Statement of Changes in Equity (Unaudited) For the Second Quarter and Half Year ended 30 September 2003;
- Consolidated Cash Flow Statements For the Second Quarter and Half Year ended 30 September 2003;
- Selected notes to the interim financial statements;
- Segment Information For the Half Year Ended 30 September 2003;
- Dividend;
- Associated companies of the Group; and
- Joint venture companies of the Group.

These Financial Information are the responsibility of the Company's management. Our responsibility is to issue a report on these Financial Information based on our review.

We have performed an independent review of the Financial Information in order for the Company to lodge the Appendix 4D with the Australian Stock Exchange. We conducted our review in accordance with the Singapore Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Financial Information are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

This review was performed to enable us to state whether, on the basis of the procedures described above, anything has come to our attention that would indicate that the Financial Information is not presented fairly, in all material respects, in accordance with Financial Reporting Standard 34: Interim Financial Reporting ("FRS 34").

Based on our review of the Financial Information, nothing has come to our attention that causes us to believe that the accompanying Financial Information is not presented fairly, in all material respects, in accordance with FRS 34.

Yours faithfully

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Singapore

6 November 2003

MASNET No. 4 OF 06.11.2003
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS PRESENTATION - Q2 FY03/04 : QUARTER ENDED 30 SEPTEMBER 2003

Attached are the slides on Singapore Telecommunications Limited Group's Financial Results Presentation for the quarter ended 30 September 2003.

Q2FY04 slides - final (websitesgx).p(

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/11/2003 to the SGX

SingTel

Financial results presentation

Q2 FY04: quarter ended 30 September 2003

6 November 2003

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

SingTel

Asia's leading
communications company

SingTel



Lee Hsien Yang

President & Chief Executive Officer

SEC File No: 82-3622

SEC File No: 82-3622

Q2 FY04 NPAT pre-goodwill: up 10%

- On track for full year goals

Group performance on track	NPAT pre-goodwill $636m	Group free cash flow* 252%
SingTel – cash flow engine	Free cash flow* $418m	Operational EBITDA margin 51%
Optus – challenger focused on returns	Strong revenue growth (A$) 20%	Operational EBITDA margin 29%
Regional mobile associates – earnings driver	Regional mobile customers up 49%	Regional mobile associates earnings** 83%

SingTel

* Operating cash less cash capex

** Excluding exceptionals

Successful transformation continues

Proportionate EBITDA* ↑ 26%


Proportionate EBITDA ($m)
1,319
1,663
Others
Regional mobile
Optus
SingTel
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04

Executing our strategy

Proportionate EBITDA generated outside Singapore	63%
Globe stake increased	42.7%
Belgacom IPO planned	2004**

SingTel

* Excluding SingPost / SYP

**Subject to market conditions

SEC File No: 82-3622

Group Q2 results – NPAT pre-goodwill $636m

Statutory results ($m)	3 months to Sep 03	3 months to Sep 02	Increase/ (decrease) %
Operating revenue	2,849	2,462	16%
Operational EBITDA	1,040	924	13%
Operational EBITDA margin	36.5%	37.5%	N/m
Associates - ordinary	321	181	78%
Associates - exceptional	(20)	207	N/m
EBITDA*	1,426	1,396	2%
EBITDA – excl associates' exceptionals*	*1,446*	*1,189*	*22%*
Exceptional items - corporate	(22)	(38)	(41%)
NPAT pre-goodwill	636	577	10%
NPAT	473	415	14%

* Operational EBITDA+IDA compensation+share of results of associates

H1 FY04 results – trends similar to Q2 FY04

- NPAT pre-goodwill up 80% to $2bn including exceptionals

Statutory results ($m)	6 months to Sep 03	6 months to Sep 02	Increase %
Operating revenue	5,810	4,924	18%
Operational EBITDA	2,074	1,850	12%
Operational EBITDA margin	35.7%	37.6%	*N/m*
- excluding C1 defence contract	*36.9%*	*37.6%*	*N/m*
Associates - ordinary	635	320	99%
Associates - exceptional	(43)	230	*N/m*
EBITDA*	2,834	2,568	10%
EBITDA – excl associates' exceptionals*	*2,877*	*2,339*	*23%*
Exceptional items - corporate	681	(75)	N/m
NPAT pre-goodwill	1,996	1,111	80%
NPAT	1,670	792	111%

* Operational EBITDA + IDA compensation + share of results of associates

SEC File No: 82-3622

SEC File No: 82-3622



SingTel

SingTel

SingTel: Q2 results

- Impacted by sale of SingPost and directory business

SingTel (ex-Optus) ($m)	3 months to Sep 03	3 months to Sep 02	(Decrease) %	Trend excl SYP & SingPost
Operating revenue	1,003	1,183	(15%)	(7%)
Operating expenses	(504)	(577)	(13%)	(2%)
Operational EBITDA	507	614	(17%)	(11%)
Operational EBITDA margin	51%	52%	N/m	N/m

SingTel

SingTel Q2 revenue stabilising vs Q1

	Q2 FY04 vs Q2 FY03	
Data & Internet	Broadband lines growth ↑ 109% ILC prices* ↓ 63%	Data & Internet revenue ↓ 6%
Mobile**	Lowest ever postpaid churn 1.2%	Mobile revenue ↓ 2%
International Telephone	Market share 77% Collection rate per minute ↓ 14%	Int'l Telephone revenue ↓ 16%
IT & Engineering services	China IT impacted by SARS Modest growth in core business	IT revenue ↑ 6%

SingTel

* ILC price per circuit (>45mbps)

** Excludes paging and aeronautical & maritime

SingTel: operational EBITDA margin 51%

Operating cost breakdown Q2 FY04



Traffic 24%
Selling & admin 24%
Staff 31%
Others 21%

Opex down 13%

Total opex*	2.8% (down)
Staff costs*	1.6% (up)
Traffic expenses*	15% (down)
Selling & admin expenses*	1.6% (up)

* Excluding SingPost, SYP and IPACS

SingTel

SingTel: strong free cash flow

Strong growth in free cash flow ↑ 277%

($m)	Q2 FY04	Q2 FY03
Cash from operations	**421**	488
SingPost special dividend	**110**	0
Other dividends	**171**	42
Tax	**(200)**	(231)
Op. cash before interest	**503**	300
Cash capex	**(85)**	(189)
Free cash flow*	**418**	111

Capex declines with completion of C2C


SingTel cash capex $m
189
85
C2C capex
Other capex
Q2 FY03
Q2 FY04

SingTel

* Operating cash less cash capex


OPTUS
World
EXIT

SingTel

Optus

Optus: good progress toward FY04 targets

- Operational EBITDA margin increases to 29%*

Operational EBITDA margin* increases to 29%


Operational EBITDA margin
24%
29%
Q2 FY03
Q2 FY04

NPAT turnaround: A$122m*


Net profit after tax (A$m)
(34)
88*
Q2 FY03
Q2 FY04

* excludes C1 Defence contract

Optus: strong double digit revenue growth

- 6% sequential revenue growth*

Statutory results (A$m)	3 months to Sep 03	3 months to Sep 02	% Increase	Trend ex C1
Operating revenue	1,601	1,330	20%	18%
Operational EBITDA	462	322	44%	43%
Operational EBITDA margin	29%	24%	↑	29%
EBITDA	461	334	38%	37%
EBIT	212	92	129%	127%
NPAT	90	(34)	↑	↑

* Q2 FY04 vs Q1 FY04 excluding C1 Defence contract

Optus: EBITDA growth across all divisions

Fixed line margins improve Q2 FY04 vs Q2 FY03


Operational EBITDA margin
38%
25%
21%
12%
-5%
Mobile
Business & Wholesale*
Consumer

* excludes C1 Defence contract

All divisions contributing to Operational EBITDA growth

Operational EBITDA Q2 FY04	Contribution A$m	Growth** A$m
Mobile	323	57
Business & Wholesale	94	22
Consumer	45	61
Optus	**462**	**140**

** compared to Q2 FY03

Optus Mobile: total revenues up 21% to A$843m

- Operational EBITDA margin maintained at 38%

Double digit growth in service revenues sustained


Mobile service revenue (A$m)
642
764
19%
Q2 FY03
Q2 FY04

Over 5m customers	↑ 17%
Post-paid MOU	↑ 5%
Data as % of service revenues	14%
Post-paid ARPU	↑ 8%

Optus Business and Wholesale

- Combined Business & Wholesale revenues up 5% to A$362m*

Underlying corporate revenues up 4%*


Optus Business revenue (A$m)
34
C1 Defence contract
238
249
Underlying corporate revenues
Q2 FY03
Q2 FY04

Corporate voice revenues **16%**

Wholesale revenues **8%**

Combined Business & Wholesale EBITDA margin* **25%**

* Excludes C1 Defence contract

Optus Consumer: sustainable positive cashflow

➢ Focus on high value customers maintained

Total revenues up 24%

HFC revenues	↑ 11%
Off network voice and internet revenues	↑ 38%
Off network local telephony customers on bundled plans*	33%

Margin expansion drives A$73m cash flow turnaround



EBITDA margin
12%
24
Cash flow** (A$m)
(49)
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04

* Local telephony plus dial-up internet

** Operational EBITDA less cash capex

SEC File No: 82-3622

SEC File No: 82-3622

Optus: strong trend of cash flow growth

Free cash flow* up 167% to A$302m…


Free cash flow* (A$m)
113
302
Q2 FY03
Q2 FY04

…delivered by growth and capital management

Operating cash	67%
Cash capex	A$157m
Cash capex : revenue**	10%

* Operating cash less cash capex

** excludes C1 Defence contract

SingTel

Associates

AIS

bharti

GLOBE TELECOM

TELKOMSEL

Singapore POST

belgacom

Regional mobile associates: customers up 49%

- Total mobile base including SingTel & Optus : 41m customers

Rapid growth of customer base


Aggregate mobile subscribers
+49%
23m
34m
Telkomsel
Bharti
AIS
Globe
Sep 02
Sep 03

Regional mobile earnings up 83%*

($m)	3 months to Sep 2003	Increase %
Telkomsel	118	75%
AIS	68	87%
Globe	22	(4%)
Bharti	14	N/m
Regional Mobile	221	83%

* Exclude exceptionals

SingTel

Associates : profit & dividend growth

Associates contribution (before exceptionals) ↑ **78%**

($m)	3 mths to Sep 03	Increase/ (decrease) %
Regional Mobile	221	83
Belgacom	89	48
Singapore Post	10	N/m
BSI (Bukaka SingTel)	6	N/m
Other*	(5)	N/m
Total	321	78
Exceptionals	(20)	N/m
Total	301	(22)

Ordinary dividends up four times **$171m**



Dividends received ($m)
3
43
281
Q2 FY02
Q2 FY03
Q2 FY04
SingPost special dividend $110m
BSI & others
SingPost
AIS
Telkomsel

SingTel * Including Optus associates

SEC File No: 82-3622

SingTel: strong track record as an investor

Substantial gains on disposals



950
AAPT
Cam &
Yorks
Cable
Netcom
SC&C*
705
SingPost
Yellow
Pages
1996-1999
2003

* Shinawatra Communications and Computers

Regional mobile associates trading at premium to cost



1.6
1.6
1.8
1.9
Globe**
1993
AIS
1999
Bharti
2000
Telkomsel
2001
SingTel's cost of investment
Market value @ 31 Oct 03

** Based on 42.7% stake

SingTel


SPECIMEN

Cash flow balance sheet and outlook

SEC File No: 82-3622

Group free cash flow*: up 252%

Stronger cash flows from international expansion



Group free cash flow* $m
+ 252%
763
217
Assoc dividends
Optus
SingTel
Q2 FY03
Q2 FY04

Modest reduction in net debt

$ million	Q2 FY04	Q2 FY03
Group FCF*	763	217
Interest**	(97)	(102)
Dividends paid	(765)	(765)
Investment in Telkomsel	-	(767)
Others***	238	137
Decrease/(increase) in net debt	139	(1,280)

* Operating cash less cash capex

** Excluding finance lease repayments

*** Including purchase of short term investments, monetisation of assets, forex movements, and finance lease payments

SingTel

Leverage at comfortable level

Net debt stabilising **$8.1bn**



Telkomsel investment and FY02 dividend payment
FY03 dividend payment
SingPost/SYP proceeds
Net Debt ($bn)
9.9
9. 3
10.6
10.1
9.6
8.2
8.1
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03

Net gearing **32%**

Net debt: EBITDA	1.4X
EBITDA: net interest cover	14X
Net interest expense down	30%
Average maturity of borrowings	7 years

Guidance updated for impact of first half results

➢ Group medium term target – double digit earnings growth

Strategies	Targets - FY04
• SingTel – cashflow engine	• Free cash flow at least $1.5 bn
• Optus - challenger	• Operational EBITDA growth approximately 30%
• Regional mobile – growth engine	• Earnings contribution up by at least 50%

Dividend and investment policy

Dividends

- Dividend payout ratio increases
- 40-50% of NPAT before goodwill and exceptionals
- Exceptional items – review alternative strategies
  - e.g. special dividends or share buybacks

Investments

- Focus remains on Asia
- Strategic investments with management influence
- Selectively consider new investments
- Maintain focus on execution

Best practice corporate governance

- New share-based incentive plan for management
  - Includes performance hurdles
- SIAS awards
  - Best Singapore Corporate Governance
  - Most transparent company
- Asiamoney corporate governance poll
  - No. 1 Asian telecoms company

SingTel – "Best Regional Carrier"*

SingTel	Free cash flow**	$418m
Optus	Operational EBITDA margin	29%
Regional mobile	Regional mobile customers	↑ 49%

Double digit earnings growth***	↑ 10%
Solid balance sheet	Net debt = 1.4 X EBITDA
Strong free cash flow** growth	↑ 252%

SingTel

* World Communications Awards (Oct 2003)

** Operating cash less cash capex

*** NPAT before goodwill

SEC File No: 82-3622

SingTel

Financial results presentation

Q2 FY04: quarter ended 30 September 2003

6 November 2003